1933 Act File No.: 333-206806
1940 Act File No.: 811-23095

Securities and Exchange Commission
Washington, D.C. 20549

Amendment No. 1 to
Form S-6
for Registration under the Securities Act of 1933
of Securities of Unit Investment
Trusts Registered on Form N-8B-2

A.           Exact name of trust:  ALAIA Market Linked Trust

B.           Name of depositor:  Beech Hill Securities, Inc.

C.           Complete address of depositor’s principal executive offices:

Beech Hill Securities, Inc.
880 Third Avenue, 16th Floor
New York, New York  10022

D.           Name and complete address of agent for service:

With a copy to:

Oscar Loynaz Paul Koo	Anna T. Pinedo Bradley Berman
Alaia Capital, LLC 10 Corbin Drive Darien, Connecticut 06820	Morrison & Foerster LLP 250 West 55th Street New York, New York 10019

E.           Title of securities being registered: Units of undivided beneficial interest in the trust

F.           Approximate date of proposed public offering:

As soon as practicable after the effective date of the Registration Statement

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. No one may sell units of the trust until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated ______ __, 2015
Subject to Completion

ALAIA [S&P 500®] Outcome Solution,
ALAIA Market Linked Trust, Series 2-[1]

(A unit investment trust that is a series of the ALAIA Market Linked Trust)

As described more fully in this prospectus with capitalized terms as defined herein:

•	Portfolio of over-the-counter options, U.S. Treasury obligations and/or cash or cash equivalents (to pay creation and development fee, organization costs and annual operating expenses).

•
Designed for investors who intend to purchase units at inception and hold until the trust’s mandatory dissolution date and seek a percentage total return per unit that increases by ___ times any percentage increase in the price of the [S&P 500® Index] (the “Reference Index”) relative to the Initial Reference Level up to a maximum return of [    ]%.

•
Investors should be willing to forgo interest and dividend payments and, if the price of the Reference Index declines by more than [    ]%, be willing to lose some of their investment. These amounts are subject to reductions as a result of the trust’s annual fees and expenses. There is no assurance that the trust will achieve its designed investment objective.

•	The trust may experience substantial losses from the Options and they may expire worthless. Investors may lose some of their investment.

•	Minimum purchase of 10 units/$10,000.

The percentage increase or decrease of the Reference Index relative to the Initial Reference Level described above is the percentage increase or decrease in the Reference Index from the trust’s inception date when the Option strike levels are set to the close of the market on the Options Expiration Date.

The trust’s ability to provide an enhanced return, a capped upside at the Maximum Amount per Unit and partial downside protection via the Buffer is dependent on unitholders purchasing units at the trust’s inception and holding until the Series Mandatory Dissolution Date. You may realize a gain or loss that is higher or lower than the intended gains or losses as a result of redeeming units prior to the Series Mandatory Dissolution Date, where Options or the U.S. Treasury obligations are otherwise terminated by the trust prior to expiration or because of increases in potential tax-related expenses and other expenses of the trust.

Prospectus

____________, 2015

As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

CONTENTS

OVERVIEW	3

INVESTMENT OBJECTIVE	3

PRINCIPAL INVESTMENT STRATEGY	3

PRINCIPAL RISKS	14

WHO SHOULD INVEST	17

SUMMARY INFORMATION	18

FEES AND EXPENSES TABLE	19

HYPOTHETICAL OPTION EXPIRATION EXAMPLES	22

REFERENCE INDEX PAST PERFORMANCE	25

HOW TO BUY UNITS	27

HOW TO SELL YOUR UNITS	29

DISTRIBUTIONS	30

INVESTMENT RISKS	31

TRUST ADMINISTRATION	35

DISTRIBUTION OF UNITS	37

TAXES	39

EXPENSES	44

EXPERTS	45

ADDITIONAL INFORMATION	45

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	46

Overview

ALAIA Market Linked Trust (the “ALAIA trust”) is a unit investment trust that is a Delaware statutory trust organized in series. Beech Hill Securities, Inc. (the “sponsor”) serves as the sponsor of the ALAIA trust and each trust series.

Investment Objective

The trust seeks to provide for returns per unit on the mandatory dissolution date of [  ] times any percentage increase in the level of the Reference Index  relative to the Initial Reference Level up to a maximum return of [  ]%.  If the level of the Reference Index decreases from the Initial Reference Level by more than [  ]%, the return on the units will be negative and their value will decrease from their original value.  The reference index for this trust is the [S&P 500® Index], a [broad-based equity]index (the “Reference Index”).  References to the “trust” mean the ALAIA [S&P 500® Index] Outcome Solution, Series 2-[1], a unit investment trust that is a series of the ALAIA Market Linked Trust.

There is no assurance that the trust will achieve its investment objective.

Principal Investment Strategy

The trust seeks to achieve its objective by investing in a portfolio of U.S. Treasury obligations (the “Treasury Obligations”) and one or more individually negotiated over-the-counter options (the “OTC Options” or the “Options”) on the Reference Index at various strike price levels.

The trust’s portfolio is intended to earn returns related to the performance of the Reference Index as more fully explained in this prospectus.

Generally, the expiration date for the Options in the trust’s portfolio will be on or shortly before the trust’s mandatory dissolution date on [Date] (the “Series Mandatory Dissolution Date”).  Under normal circumstances, the trust’s assets will consist solely of Treasury Obligations or cash and the Options.

The Options are all European style options, which means that they will be exercisable based on their terms only on the Options Expiration Date.

The trust is intended to provide a return that is “Buffered,” “Capped” and with “Enhanced Participation” at certain levels of the Reference Index, all subject to reductions in the amount of the trust annual fees and expenses, as explained below:

•	“Capped” denotes that the return that the trust seeks to provide unitholders may not exceed a capped value equal to the “Maximum Amount per Unit”.

•
“Enhanced Participation” denotes that at certain levels of percentage increase in the level of the Reference Index, the trust seeks to provide unitholders with a percentage return that increases by a multiple of the percentage increase of the level of the Reference Index.

•	“Buffered” denotes that at certain levels of percentage decrease in the level of the Reference Index, the trust seeks to return to unitholders the initial value of the units.

•
“Maximum Loss per Unit” denotes that if the value of the Reference Index decreases over the life of the trust by more than the Buffer, unitholders will suffer a maximum loss of approximately $[  ] per unit, or a decrease of [  ]% from the value of the units on the trust’s inception date.

Hypothetical Performance Return Examples

The following four examples illustrate hypothetical performance returns of the trust.  None of the examples below take into account the payment by the trust of its annual fees and expenses.

In the above hypothetical example, the Final Reference Level of the Reference Index is above its Initial Reference Level, and above the capped value that would lead to the Maximum Amount per Unit. If the Reference Index increases as per above, the trust would seek to provide unitholders with a percentage return that is “capped” (equivalent to the Capped Return), and the value per unit would be the Maximum Amount per Unit. In this scenario, the return of the units would underperform the return of a direct investment in an asset replicating the Reference Index to the extent that such return exceeds the cap.

In the above hypothetical example, the Final Reference Level of the Reference Index is above its Initial Reference Level, but below the capped value that would lead to the Maximum Amount per Unit.  If the Reference Index increases as per above, the trust would seek to provide unitholders with a percentage return that would be a multiple of the percentage increase of the value of the Reference Index, which we refer to as “Enhanced Participation”. In this scenario, the return of the units would outperform the return of a direct investment in an asset replicating the Reference Index.

In the above hypothetical example, the Final Reference Level of the Reference Index is below its Initial Reference Level, but above the buffered level that would lead to the Buffer Amount per Unit. If the Reference Index decreases as per above, the trust would seek to return to unitholders the Buffer Amount, which is equivalent to the initial value per unit of $[1,000]. In this scenario, which we refer to as a performance that is “Buffered,” the units would not experience a loss  and therefore would outperform a direct investment in an asset replicating the Reference Index.

In the above hypothetical example, the Final Reference Level of the Reference Index is below its Initial Reference Level, and below the buffered level that would lead to the Buffer Amount per Unit. If the Reference Index decreases as per above, the trust would seek to provide to unitholders with a loss that is less than the decline of the Reference Index, which we refer to a performance that is “Buffered”. The loss on units would be subject to the Maximum Loss per Unit. In this scenario, the percentage decrease on the value of the units would outperform the percentage decrease on the value of a direct investment in an asset replicating the Reference Index by the Buffer.

The trust may experience substantial downside from the Options and they may expire worthless. Investors may lose some of their investment. Investors will not receive a positive return (i.e., they will lose money) on their investment unless they receive more on their units than they originally invest (which amount is $[  ] per unit for units purchased at the trust’s inception). Even if the level of the Reference Index increases significantly, a unitholder will not receive amounts per trust unit in excess of the Maximum Amount per Unit (i.e., the return an investor may receive on units is capped).

The trust’s investment strategy description, descriptions of the Options, the table and the graph below are hypothetical illustrations of the mathematical principles underlying the payoff of the Options and the operation of the trust’s investment objective. There is no assurance that the trust will achieve its investment objective through the use of this strategy.  Illustrations of the possible returns of the trust’s investment objective assuming certain positive and negative returns on the level of the Reference Index relative to the Initial Reference Level appear under “The Trust—Hypothetical Option Expiration Examples” in this prospectus. Additional information about the strategy and the Options appears below. These examples, as well as the ones above, do not attempt to present any projection of actual trust performance. These examples are merely intended to illustrate the operation of the Options at the scheduled expiration and the amount per unit that the trust would receive or pay in certain situations at the scheduled expiration of the Options. You may realize a return that is higher or lower than the intended returns as a result of redeeming units prior to the Series Mandatory Dissolution Date, in the event that the Options or the U.S. Treasury obligations are otherwise liquidated by the trust prior to expiration, or as a result of increases in potential tax-related expenses and other expenses of the trust above estimated levels. The trust seeks to achieve its objective by investing in a portfolio consisting of Treasury Obligations; and OTC Options scheduled to expire on a date prior to the Series Mandatory Dissolution Date (the “Options Expiration Date”) with payouts at expiration calculated based on the performance of the Reference Index relative to the level of the Reference Index on the trust’s inception date (the “Initial Reference Level”).

Summary of Defined Terms
Options Expiration Date:	[Date]

Series Mandatory Dissolution Date:	[Date], subject to adjustment, as described below

Reference Index:	[The S&P 500® Index], [a broad-based equity index]

Unit price at inception:	$[1,000.00] per unit

Initial Reference Level:	The Official Closing level of the Reference Index on the trust’s inception date

Final Reference Level:	The Official Closing level of the Reference Index on the Options Expiration Date

Official Closing Level:
The closing price of the Reference Index on any scheduled trading day based upon the price displayed on the relevant [Bloomberg Professional® service page] with respect to the Reference Index, “[SPX <INDEX>]” or any successor page on the [Bloomberg Professional® service] or any successor service, as applicable.

Capped Return:	[ ]%

Upside Multiplier:	[ ]x ([ ]%)

Maximum Amount per Unit:	$[ ]

The value of the Options on the Options Expiration Date will allow the trust to provide gains or losses based on the performance of the Reference Index for units purchased at the trust’s inception date and held until the Series Mandatory Dissolution Date:

•
If the level of the Reference Index appreciates over the life of the trust, the trust seeks to provide unitholders with an “enhanced” total return that increases by [    ] times (the “Upside Multiplier” generating “Enhanced Participation”) the percentage increase of the level of the Reference Index, up to the Capped Return of approximately [    ]%, resulting in an amount per unit not to exceed the Maximum Amount per Unit, subject to reductions in the amount of the trust annual fees and expenses.

•
If the level of the Reference Index decreases over the life of the trust by [     ]% or less (the “Buffer”), the trust seeks to return to unitholders the initial value per unit of $[1,000.00] (“Buffer Amount”), subject to reductions in the amount of the trust annual fees and expenses.

•
If the level of the Reference Index decreases over the life of the trust by more than [     ]%, the trust seeks to provide unitholders with a loss on units that is less than that of the decline in the Reference Index with a maximum loss of approximately $[    ] ([  ]%) per unit (the “Maximum Loss per Unit”), subject to reductions in the amount of the trust annual fees and expenses.

Investors may lose some or all of their investment. The intended Maximum Loss Per Unit is $[__]. This amount is subject to reductions in the amount of the trust’s annual fees and expenses.

OTC Options.  The trust will enter into OTC Options.  An OTC option is a customized option contract entered into with a counterparty, which is a broker-dealer that is a registered swaps dealer.  The counterparty to the Options is [   ] (the “Options Counterparty”).  The value of the OTC Options represented by the premium to be paid by the trust to the Options Counterparty on or about the trust’s inception date will be less than 25% of the trust’s initial assets.  Neither the units nor the trust are sponsored, endorsed, sold or promoted by the Options Counterparty and the Options Counterparty does not act as sponsor, depositor, underwriter or promoter of the trust.  The Options Counterparty (i) does not make any representation or warranty, express or implied, to the investors in the units, (ii) is not responsible for and has not participated in the determination of the timing, prices, or quantities of the units to be issued, and (iii) has no obligation or liability in connection with the administration, operation, marketing, sale or trading of the units.

The Options Counterparty may be unable to make payments in the future if and when due.  The trust’s ability to achieve its investment objective will depend upon the ability of the Options Counterparty to meet its obligations.  If the Options Counterparty defaults on any payment that becomes due to the trust, the trust may have to liquidate any collateral posted by the Options Counterparty covering its obligations under the Options and may suffer losses or be unable to achieve its investment objective and this may result in a reduction in the value of your units and result in a loss.  If the Options Counterparty becomes insolvent and the trust is owed a net payment on the Options from the Options Counterparty, the trust may not be able to recover any such amounts owed, other than in relation to amounts deposited as collateral covering the obligations of the Options Counterparty.  If the Options Counterparty becomes insolvent and the trust owes a net payment on the Options to the Options Counterparty, the Options may be terminated early and the trust may be required to make this payment prior to the applicable expiration date.  This could result in a loss to the trust on the Options prior to the applicable expiration date where a loss may not have otherwise been experienced if the Options were held to the applicable expiration date.

Collateralization of Options Agreements.  To secure the Options Counterparty’s performance under the Options agreements and to help assure that the trust (and thus the unitholders) will receive any payment owed under such Options agreements, the Options Counterparty will establish a segregated collateral account with a U.S. bank as custodian. Under the credit support annex forming part of each OTC Options agreement, the Options Counterparty will be required to deposit collateral consisting of [cash and/or Treasury Obligations] with a value equal to at least any amount owed by it under the Options agreement, subject to de minimis transfer minimums of $100,000 and rounding to the nearest $10,000. The Portfolio Consultant will monitor the collateral accounts and the transfers therein on a daily basis. Other than to secure the performance of the Options Counterparty under the Options agreements, the collateral is not trust property or subject to the use of the trust.

Conversely, to secure the trust’s performance under the OTC Options agreements and to help assure that the Options Counterparty will receive any payment owed to it under such agreements, the trust will establish collateral accounts with a U.S. bank as custodian, into which, pursuant to the credit support annex forming part of each OTC Options agreement, the trust shall deposit Treasury Obligations and/or cash to secure its performance under the OTC Options agreements to the Options Counterparty. The Portfolio Consultant will monitor the collateral accounts and the transfers therein on a daily basis. Other than to secure the performance of the trust under the Options agreements, the collateral is trust property and not property or subject to the use of the Options Counterparty.

Calculation Agent for OTC Options.  The Options Counterparty will act as calculation agent under each OTC Options agreement.  All determinations, calculations, specifications, and choices in relation to the OTC Options will be made solely by the Calculation Agent and must be made in good faith and in a commercially reasonable manner.  The Calculation Agent is required to consult with the Portfolio Consultant, acting on behalf of the trust, regarding any determination, calculation, specification or choice that is not strictly clerical or ministerial.

Market Disruption Events.  The Options Counterparty, in its capacity as calculation agent under the related OTC Options agreement, will determine the Final Reference Level based upon the closing level of the Reference Index on the Options Expiration Date.  The Options Expiration Date may be postponed if the Options Counterparty determines that, on the Options Expiration Date, a market disruption event has occurred or is continuing with respect to the Reference Index. If such a postponement occurs, the Options Counterparty will determine the Final Reference Level with reference to the closing level for the disrupted Reference Index on the first trading day on which no market disruption event occurs or is continuing with respect to the Reference Index. In no event, however, will the Options Expiration Date be postponed by more than seven business days.

If the Options Expiration Date is postponed to the last possible day, as described above, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the date on which the determination of the Final Reference Level will be made. In such an event, the Options Counterparty, as calculation agent, will make a binding estimate of the Final Reference Level that would have prevailed in the absence of the market disruption event.

The “Series Mandatory Dissolution Date” for the units will be [—], as specified above under “Summary of Defined Terms,” unless that day is not a business day, in which case the Series Mandatory Dissolution Date will be the next following business day. If the Options Expiration Date is postponed, then the Series Mandatory Dissolution Date will be automatically postponed to maintain the same number of business days between the latest postponed Options Expiration Date and the Series Mandatory Dissolution Date as existed prior to the postponement(s).

Market Disruption Events for the Reference Index. Any of the following events, if it occurs at a relevant time, will be a market disruption event with respect to the Reference Index and the OTC Options if the Options Counterparty, in its capacity as calculation agent, deems such event material:

•
a suspension, absence or limitation of trading in a material number of Reference Index constituents, or, if the Reference Index is represented by a share (such as a share of an exchange-traded fund), a suspension, absence or limitation of trading in such shares, in each case in the applicable market or markets;

•
a suspension, absence or limitation of trading in option or futures contracts relating to the Reference Index or to a material number of Reference Index constituents in the applicable market or markets for those contracts;

•
any event that disrupts or impairs the ability of market participants in general (i) to effect transactions in, or obtain market values for the Reference Index or a material number of constituents thereof or (ii) to effect transactions in, or obtain market values for, options or futures contracts relating to the Reference Index or a material number of Reference Index constituents in the applicable market or markets;

•
the early closure, or failure to open, of the applicable market for (i) a material number of the Reference Index constituents or, if the Reference Index is represented by a share (such as a share of an exchange-traded fund), such shares, or (ii) option or futures contracts relating to the Reference Index; or

•	any other event that the Options Counterparty deems to be materially disruptive to the Reference Index or to the calculation of the level of the Reference Index.

For this purpose, an “absence of trading” in the applicable market on which option or futures contracts related to the Reference Index or any Reference Index constituents are traded will not include any time when that market is itself closed for trading under ordinary circumstances.

A “business day” with respect to units, means a day on which the New York Stock Exchange is scheduled to be open for regular trading and on which general banking transactions are conducted.

Discontinuance of, or Adjustments to, the Reference Index; Alteration of Method of Calculation.  If the Reference Index is (i) not calculated and announced by the Index Sponsor but is calculated and announced by a successor sponsor acceptable to the Options Counterparty, in its capacity as calculation agent, or (ii) replaced by a successor index using, in the determination of the Options Counterparty, in its capacity as calculation agent, the same or a substantially similar formula for and method of calculation as used in the calculation of the Reference Index, then in each case that successor index will be deemed to be the Reference Index.

            If at any relevant time the Index Sponsor announces that it will make a material change in the formula for or the method of calculating the Reference Index or in any other way materially modifies the Reference Index (other than a modification prescribed in that in that formula or method to maintain that index in the event of changes in constituent stock and capitalization and other routine events), or permanently cancels the Reference Index and no successor index exists, or fails to calculate and announce a relevant Reference Index, then in any such event, the Options Counterparty, acting as calculation agent, will determine if such event has a material effect on the related OTC Options and, if so, shall calculate the closing levels of the Reference Index, the Buffer Amount, the Initial Reference Level, the Final Reference Level and the value of the units on the Series Mandatory Dissolution Date, as the case may be, using, in lieu of a published level for the Reference Index, the level for the Reference Index as at the relevant date, as determined by the Calculation Agent in accordance with the formula for and the method of calculating the Reference Index last in effect prior to the change, failure or cancellation, but using only those securities that comprised the Reference Index immediately prior to the relevant event.

Termination of the OTC Options Agreements Upon Event of Default or Other Events. The OTC Options agreements contain provisions providing that the occurrence of certain events may lead to the termination of the OTC Options agreements and the trust:

Events of Default. The following events constitute events of default under the affected OTC Options agreements:

1.
the Options Counterparty or the trust fails to make, when due, any payment under the OTC Options agreement, and such failure is not remedied by the third business day after notice of such failure is given to the Options Counterparty or the trust, as applicable;

2.
the Options Counterparty or the trust fails to comply with or perform an obligation or agreement and such failure is not remedied by the 30th day after notice of such failure is given to the Options Counterparty or the trust, as applicable;

3.
either the Options Counterparty or the trust fails to comply with the terms of the credit support annex between the trust and such Options Counterparty, which, subject to its terms, requires the parties to provide collateral to each other in support of their obligations in respect of OTC Options, and such failure continues after the lapse of any applicable grace period;

4.	the Options Counterparty or the trust makes or is deemed to make a representation that proves to have been incorrect or misleading in any material respect when made

5.
the trust or the Options Counterparty, or a specified related entity or credit support provider of such Options Counterparty, defaults under another transaction between the trust and such Options Counterparty or a specified related entity or credit support provider of such Options Counterparty;

6.
the acceleration or other similar event in respect of the Options Counterparty or the trust under one or more agreements relating to borrowed money which has resulted in a material portion of that debt becoming due and payable by such Options Counterparty or the trust;

7.
the Options Counterparty or the trust is subject to one or more insolvency events that, in general, involve events such as dissolutions; general assignments for the benefit of creditors; the institution of a voluntary or involuntary proceeding seeking a judgment of insolvency or bankruptcy; passing resolutions for winding-up or liquidation and like-kind events; or

8.
the trust or the Options Counterparty (or, if applicable, its credit support provider) consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, or reorganizes, reincorporates or reconstitutes into or as, another entity and the resulting, surviving or transferee entity fails to assume all the obligations of such party or such credit support provider under the OTC Options, or the benefits of any related credit support document fail to extend to the performance by such resulting, surviving or transferee entity of its obligations under the OTC Options.

Termination Events. Termination events are events other than events of default that may lead to the early termination of the affected OTC Options agreements. The following events constitute “termination events” under the affected OTC Options agreements:

1.	there is a change in law making it unlawful for the Options Counterparty or the trust to perform under the OTC Options agreements;

2.
there is a change in tax law which requires a tax withholding on payments due to a party to the OTC Options agreement or an additional payment to be made by a party to the OTC Options agreement to cover a tax;

3.
the Options Counterparty or the trust merges and as a result, there is a required tax withholding on payments due to the trust or the Options Counterparty, or an additional required payment from the trust or the Options Counterparty to cover a tax; or

4.
the trust, the Options Counterparty, or a specified related entity or credit support provider of the Options Counterparty consolidates or amalgamates with, or merges with or into, or transfers all or substantially all its assets to, another entity and the creditworthiness of the resulting, surviving or transferee entity is materially weaker than that of the original such entity immediately prior to such action; or

5.	the trust is dissolved pursuant to any applicable dissolution provision contained in an agreement governing the trust.

Consequences of an Event of Default or Termination Event. If there is an event of default in relation to which the Options Counterparty is the defaulting party, then the trust will have the right to exercise the trust’s remedies under the related OTC Options agreement.  If there is an event of default for which the trust is the defaulting party, then the Options Counterparty will have the right to exercise such Options Counterparty’s remedies under the related OTC Options agreement.

If a termination event occurs, then, generally, the party that has not caused the termination event to occur, or to whom the termination event does not apply, may have the right (subject to, among other things, certain terms contained in the OTC Options agreement providing for the possibility of a transfer of an OTC Option to cure certain termination events) to exercise the such party’s remedies under the OTC Options agreements.

As further described below, any exercise of remedies by the trust or Options Counterparty under the OTC Options agreements following an event of default or termination event will lead to the dissolution of the trust as the trust will be unable to effect its investment strategy.

If there is an event of default or termination event, the exercise of remedies will lead to the dissolution of the trust. The trust will commence selling all Treasury Obligations to make any payments owed to the Options Counterparty and the payment of any remaining trust expenses. The trust will demand payment of any amounts owed by the Options Counterparty under its OTC Options agreement, and if such payments are not made, liquidate any collateral posted by the Options Counterparty to the trust to secure these payments. To the extent collateral is insufficient to pay all amounts owed by the Options Counterparty, the trust will sell the remaining claim against the Options Counterparty for unpaid amounts under the OTC Options agreement in connection with the dissolution of the trust. Similarly, the Options Counterparty will demand payment of any amounts owed by the trust, and if such payments are not made, liquidate any collateral posted by the trust to the Options Counterparty to secure these payments.

In such cases, the Series Mandatory Dissolution Date will be the date determined by the trust based on receipt of the final liquidation proceeds of the Treasury Obligations and the final payment under the OTC Options agreements and the payment of trust expenses. All cash proceeds remaining after making (or receiving) these payments will be distributed to unitholders.

The sponsor will carry out all actions and determinations above based on the determinations made by the Portfolio Consultant.

How the OTC Options Agreements will be Valued if an Event of Default or Termination Event Occurs. If there is an event of default or termination event and the trust exercises the remedies under the OTC Options agreements, the trust, through the evaluator, will calculate the amount payable under the affected OTC Options agreements by computing an amount payable by or to the trust based on the solicitation of prices from other derivatives counterparties of an amount that would be paid to or by the trust to replace the Options. This price solicitation is solely for computing the value of the OTC Options agreements; as the trust is terminating, the trust will not enter into any replacement OTC Options agreement.

Conversely, if there is an event of default or termination event and the Options Counterparty exercises the remedies under the OTC Options agreements, the determination of the amount payable will generally parallel the determination above, except that, in general, the Options Counterparty will make the computation from its replacement cost perspective rather than from the trust’s replacement cost perspective.

Payment upon the early termination of any OTC Options agreement could result in substantial losses to the unitholders. The evaluator employs a fair value process to price the OTC Options agreements taking into consideration factors, including, but not limited to (a) the net amount to be paid or received by the trust in connection with an early termination of the Options as determined by one or more independent third party pricing service on the relevant valuation date, (b) current prices for the Options agreements as obtained from investment dealers or brokers who customarily deal in options comparable to the Options agreements and (c) bid or ask prices for comparable options or securities, each as of the close of trading on the New York Stock Exchange on the inception date. The evaluator retains the discretion to bifurcate the Options agreement and use the bid side or offer side evaluations as appropriate. The basis for price determinations done by the evaluator upon an Event of Default or Termination Event will be communicated to broker-dealers holding units of the trust as of the date of such Event of Default or Termination Event.  The price determined by the evaluator may be materially different from the prices used to determine the amount payable upon the termination of the affected OTC Options agreement. In addition, if the Options Counterparty owes an amount to the trust under its OTC Options agreement and the collateral the Options Counterparty has posted to the trust is insufficient, the trust faces the risk of non-performance by the Options Counterparty. As a result, the credit risk to any uncollateralized obligation of the Options Counterparty may result in significant losses.

Dissolution of the Trust.  In addition to the events specified in Information Supplement of this prospectus under “Trust Administration-Amendment and Dissolution”, the sponsor, based on the determinations made by the Portfolio Consultant, may direct the dissolution of the trust if due to any action taken by a governmental authority, or brought into court, or due to a change in law (including tax law) or in the application or official interpretation of any law there is, or there is a substantial likelihood that the trust will be prohibited or impaired in any material way from pursuing its principal investment strategy.  In addition, if a default, termination event or similar event in respect of the trust occurs and the Options Counterparty directs the termination of the OTC Options agreements, the sponsor will direct the dissolution of the trust.

Additional Information Regarding The Options Counterparty.  The Options Counterparty is [●]. Neither the units nor the trust are sponsored, endorsed, sold or promoted by the Options Counterparty.  The Options Counterparty does not act as adviser, sponsor, depositor, principal, underwriter or promoter of the trust. The Options Counterparty (i) does not make any representation or warranty, express or implied, to the unitholders, (ii) is not responsible for and has not participated in the determination of the timing or quantities of the units to be issued, and (iii) has no obligation or liability in connection with the administration, operation, marketing, sale or trading of the units.

[[●] has a senior unsecured credit rating of [A-] or better by Standard & Poor’s Financial Services LLC, a part of McGraw-Hill Financial (“Standard & Poor’s”); [●] by Moody’s Investors Service Limited (“Moody’s”); and [●] by Fitch Ratings (“Fitch”). Issuer ratings represent opinions of the relevant rating agency of the ability of the rated entities to honor senior unsecured financial obligations. The OTC Options agreements are senior financial obligations, secured by collateral as described under “The Options Agreement-Collateralization of the Options Agreements.”

[The Options Counterparty files financial and other information specified by the Securities and Exchange Commission periodically under the Securities Exchange Act of 1934 (the “Exchange Act”). Information filed with the Securities and Exchange Commission can be reviewed electronically through a web site it maintains at http://www.sec.gov. Information filed with the Securities and Exchange Commission by the Options Counterparty under the Exchange Act can be located by reference to the SEC file numbers [●] and [●]. In addition, information filed with the Securities and Exchange Commission can be inspected and copied at the Public Reference Section, 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of this material can also be obtained from the Public Reference Section, at prescribed rates.]

Unwind of Options Agreements and Valuation Upon Redemption.  Upon a redemption of units as described below under “How to Sell Your Units,” the Portfolio Consultant shall cause the Options Counterparty to unwind the corresponding number of Options units. The Options agreements provide that the trust may exercise an unwind on or prior to the close of trading on each business day and that payments will be made to the trust three business days thereafter. The actual proceeds realized from the unwind of Options agreements may differ from the evaluator’s determination of the fair value. The evaluator’s determination of fair value involves a degree of discretion insofar as the evaluator considers various factors as described under “How to Buy Units”. The value of the trust will vary over time based principally on the value of the Options agreements. The value of the Options agreements will be determined by the performance of the Reference Index, the terms of the Options agreements and factors such as market interest rates, the dividend yield of the Reference Index and the volatility of the Reference Index. The passage of time will also generally influence the value of the Options agreements. The value of the trust will generally increase when the level of the Reference Index rises and decline when the level of the Reference Index falls.

Description of the Reference Index

All disclosures contained in this document regarding the Reference Index, including, without limitation, its make-up, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, [S&P Dow Jones Indices LLC] (the “Index Sponsor”). The Index Sponsor, which licenses the copyright and all other rights to the Reference Index, has no obligation to continue to publish, and may discontinue publication of, the Reference Index.  We do not accept any responsibility for the calculation, maintenance or publication of the Reference Index or any successor index.

[The Reference Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the level of the Reference Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

The Index Sponsor chooses companies for inclusion in the Reference Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which the Index Sponsor uses as an assumed model for the composition of the total market. Relevant criteria employed by the Index Sponsor include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock generally is responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies constitute the Reference Index, with the approximate percentage of the market capitalization of the Reference Index included in each group as of [  ], 2015 indicated in parentheses: Consumer Discretionary ([  ]%); Consumer Staples ([  ]%); Energy ([  ]%); Financials ([  ]%); Health Care ([  ]%); Industrials ([  ]%); Information Technology ([  ]%); Materials ([  ]%); Telecommunication Services ([ ]%); and Utilities ([  ]%). The Index Sponsor may from time to time, in its sole discretion, add companies to, or delete companies from, the Reference Index to achieve the objectives stated above.

The Index Sponsor calculates the Reference Index by reference to the prices of the constituent stocks of the Reference Index without taking account of the value of dividends paid on those stocks. As a result, the return on the Units will not reflect the return you would realize if you actually owned the index constituent stocks and received the dividends paid on those stocks.]

Computation of the Reference Index

[While the Index Sponsor currently employs the following methodology to calculate the Reference Index, no assurance can be given that the Index Sponsor will not modify or change this methodology in a manner that may affect the Redemption Amount.

Historically, the market value of any component stock of the Reference Index was calculated as the product of the market price per share and the number of then outstanding shares of such component stock. In March 2005, the Index Sponsor began shifting the Reference Index halfway from a market capitalization weighted formula to a float-adjusted formula, before moving the Reference Index to full float adjustment on September 16, 2005. The Index Sponsor’s criteria for selecting stocks for the Reference Index did not change with the shift to float adjustment. However, the adjustment affects each company’s weight in the Reference Index.

Under float adjustment, the share counts used in calculating the Reference Index reflect only those shares that are available to investors, not all of a company’s outstanding shares.  Float adjustment excludes shares that are closely held by control groups, other publicly traded companies or government agencies.

In September 2012, all shareholdings representing more than 5% of a stock’s outstanding shares, other than holdings by “block owners,” were removed from the float for purposes of calculating the Reference Index.  Generally, these “control holders” will include officers and directors, private equity, venture capital and special equity firms, other publicly traded companies that hold shares for control, strategic partners, holders of restricted shares, ESOPs, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (other than government retirement/pension funds) and any individual person who controls a 5% or greater stake in a company as reported in regulatory filings.  However, holdings by block owners, such as depositary banks, pension funds, mutual funds and ETF providers, 401(k) plans of the company, government retirement/pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations and savings and investment plans, will ordinarily be considered part of the float.

Treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. Shares held in a trust to allow investors in countries outside the country of domicile, such as depositary shares and Canadian exchangeable shares are normally part of the float unless those shares form a control block.  If a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class are treated as a control block.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares by the total shares outstanding.  As of September 21, 2012, available float shares are defined as the total shares outstanding less shares held by control holders.  This calculation is subject to a 5% minimum threshold for control blocks.  For example, if a company’s officers and directors hold 3% of the company’s shares, and no other control group holds 5% of the company’s shares, the Index Sponsor would assign that company an IWF of 1.00, as no control group meets the 5% threshold.  However, if a company’s officers and directors hold 3% of the company’s shares and another control group holds 20% of the company’s shares, the Index Sponsor would assign an IWF of 0.77, reflecting the fact that 23% of the company’s outstanding shares are considered to be held for control.  For companies with multiple classes of stock, the Index Sponsor calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The Reference Index is calculated using a base-weighted aggregate methodology. The level of the Reference Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943. An indexed number is used to represent the results of this calculation in order to make the level easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed level of 10. This is often indicated by the notation 1941- 43 = 10. In practice, the daily calculation of the Reference Index is computed by dividing the total market value of the component stocks by the “index divisor.” By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Reference Index, it serves as a link to the original base period level of the Reference Index. The index divisor keeps the Reference Index comparable over time and is the manipulation point for all adjustments to the Reference Index, which is index maintenance.]

Maintenance of the Reference Index

[Maintenance of the Reference Index includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs. Some corporate actions, such as stock splits and stock dividends, require changes in the common shares outstanding and the stock prices of the companies in the Reference Index, and do not require index divisor adjustments.

To prevent the level of the Reference Index from changing due to corporate actions, corporate actions which affect the total market value of the Reference Index require an index divisor adjustment. By adjusting the index divisor for the change in market value, the level of the Reference Index remains constant and does not reflect the corporate actions of individual companies in the Reference Index. Index divisor adjustments are made after the close of trading and after the calculation of the index closing level.

Changes in a company’s shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, private placements, redemptions, exercise of options, warrants, conversion of preferred stock, notes, debt, equity participation units, at-the-market offerings, or other recapitalizations) are made weekly and are announced on Wednesdays for implementation after the close of trading on the following Wednesday. Changes of less than 5.00% due to a company's acquisition of another company in the Reference Index are made as soon as reasonably possible. All other changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two to five days prior.

Changes in IWFs of more than five percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually when IWFs are reviewed.]

Principal Risks

As with all investments, you can lose money by investing in the units of the trust. The trust also might not perform as well as you expect. This can happen for several reasons, including the following:

•
The trust’s investment objective is designed to achieve its investment objective over the life of the trust. The trust’s investment objective has not been designed to deliver on its objective if the units are bought after the trust’s inception date or redeemed prior to the Series Mandatory Dissolution Date. Prior to the Series Mandatory Dissolution Date, the value of the securities in the trust could vary because of related factors other than the level of the Reference Index. Certain related factors include interest rates, implied volatility levels and dividend yields of the Reference Index and the Reference Index constituents and general market conditions.

•
Security prices will fluctuate. The value of your investment may fall over time. Amounts available to distribute to unitholders upon dissolution of the trust will depend primarily on the performance of the trust’s investment and are not guaranteed. Upon dissolution of the trust and at any other point in time, the units may be worth less than your original investment.  The value of the units will decrease over time by the trust annual fees and expenses.

•
Gain or loss on the units is subject to a capped upside and partial downside protection. The maximum gain or loss for units purchased on the trust’s inception date and held for the life of the trust is based on the level of the Reference Index, subject to the Maximum Amount per Unit. If the level of the Reference Index increases more than approximately [     ]% over the Initial Reference Level as of the Options Expiration Date, the return on units purchased on the trust’s inception date and held for the life of the trust will be capped at the Maximum Amount per Unit and their performance may be less than the performance of the Reference Index. Because the Buffer is designed to protect only against Reference Index declines relative to the Initial Reference Level over the life of the trust of approximately [__%], unitholders may experience significant losses on their investment and potentially near a total loss of investment, if the level of the Reference Index declines by more than this amount. These amounts are subject to reductions in the amount of the annual trust fees and expenses. The trust’s ability to provide enhanced return, capped upside at the Maximum Amount per Unit and partial downside protection is dependent on unitholders purchasing units at the trust’s inception and holding until the Series Mandatory Dissolution Date. You may realize a gain or loss that is higher or lower than the intended gains or losses as a result of redeeming units prior to the Series Mandatory Dissolution Date, where Options or the U.S. Treasury obligations are otherwise terminated by the trust prior to expiration, or increases in potential tax-related expenses and other expenses of the trust.

•	You may lose a portion of your investment. The trust does not provide principal protection and you may not receive a return of the capital you invest.

•
The value of the Options may change with the implied volatility of the Reference Index and the Reference Index constituents. No one can predict whether implied volatility will rise or fall in the future.

•
The values of the Options do not increase or decrease at the same rate as the Reference Index. The Options are all European style options, which means that they will be exercisable only on the Option Expiration Date. Prior to the Option Expiration Date, the value of the Options will be determined based upon market quotations, the last asked or bid price in the over-the-counter market or using other recognized pricing methods. The value of the Options prior to the Option Expiration Date may vary because of related factors other than the level of the Reference Index. Factors that may influence the value of the Options are interest rate changes, implied volatility levels of the Reference Index and the Reference Index constituents and general economic conditions, among others.

•	The trust may experience substantial exposure to losses from the Options.

•
The Options Counterparty may be unable to make payments in the future if and when due.  The trust’s ability to achieve its investment objective will depend upon the ability of the Options Counterparty to meet its obligations.  If the Options Counterparty defaults on any payment that becomes due to the trust, the trust may have to liquidate any collateral posted by the Options Counterparty covering its obligations under the Options and may suffer losses or be unable to achieve its investment objective and it may result in a reduction in the value of your units and may result in a loss.

•	The Financial Condition of the Options Counterparty may worsen or its credit ratings may drop. This may occur at any point in time, including during the primary offering period.

•
The Options Counterparty will generally act as Calculation Agent for the Options which may result in certain Conflicts of Interest. The duties of the Calculation Agent include making determinations that affect the Options, such as determining the returns used to determine the final payment by the Options, calculating the value of the Options and amounts owed if Options are tendered for early termination, determining adjustments with respect to the Options, including the Final Reference Level, and whether to postpone payment due to a market disruption or other event.  In addition, the Options Counterparty or an affiliate determines the value at which the trust may terminate the Options.  The exercise of these duties could adversely affect the value of the Options and may present a conflict of interest between the Calculation Agent and the trust.

•
If the Options Counterparty becomes insolvent, the Trust may suffer losses or be unable to achieve its investment objective and it may result in a reduction in the value of your units and result in a loss. If the Options Counterparty becomes insolvent and the trust is owed a net payment on Options from the Options Counterparty, the trust may not be able to recover any such amounts owed, other than amounts deposited as collateral covering the obligations of such Options Counterparty.  If the Options Counterparty becomes insolvent and the trust owes a net payment on Options to the Options Counterparty, the Options may be terminated early and the trust may be required to make this payment prior to the applicable Options Expiration Date.  This could result in a loss to the trust on the Options prior to the applicable Options Expiration Date where a loss may not have otherwise been experienced if such Options were held to the applicable Options Expiration Date.

•
The Trust is exposed to risks associated with the Options Counterparty which is a Company in the Financial Services Industry. Negative developments in the financial services industry may affect the value of your investment more than would be the case in a more diversified investment.

•	The Value of the Treasury Obligations will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future.

•
Unitholders will not have control, voting rights or rights to receive cash dividends or other distributions or other rights that holders of a direct investment in the Reference Index constituents would have.

•
Distributions of interest from the Treasury Obligations may be insufficient to meet any or all expenses of the Trust.  If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to make such payments.  These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.  You could experience a dilution of your investment if we increase the size of the trust as we sell units.  There is no assurance that your investment will maintain its size or composition.

•
Liquidity risk is the risk that the value of an Option will fall in value if trading in the Option is limited or absent. No one can guarantee that a liquid secondary trading market will exist for the Options. Trading in the Options may be less deep and liquid than the market for certain other securities. OTC Options may be less liquid than certain options listed on an exchange. In a less liquid market for the Options, terminating the Options may require the payment of a premium or acceptance of a discounted price and may take longer to complete. A less liquid trading market may adversely impact the value of the Options and your units.

•
It is not anticipated that there will be an existing market for options with the same customized terms as the Options and an active market may not be established. The Options will not be listed on an exchange and will be traded in the over-the-counter market.  There has not been an existing trading market for the Options and one may not develop.

•
The trust might not achieve its objective in certain circumstances. Certain circumstances under which the trust might not achieve its objective are if the trust terminates the Options, or because of trust expenses or due to adverse tax law changes affecting treatment of the Options.

•
Under certain circumstances, current market prices may not be available with respect to the Options. Under those circumstances, the value of the Options will require more reliance on the judgment of the evaluator than that required for securities for which there is an active trading market. This creates a risk of mispricing or improper valuation of the Options which could impact the value received or paid for units.

•	We do not actively manage the portfolio. Except in limited circumstances, the trust will hold, and continue to buy, the same securities even if their market value declines.

•
Tax risk.  The trust intends to elect and to qualify each year to be treated as a regulated investment company ("RIC") under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the "Code").  As a RIC, the trust will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to unitholders, provided that it satisfies certain requirements of the Code. If the trust does not qualify as a RIC for any taxable year and certain relief provisions are not available, the trust’s taxable income will be subject to tax at the trust level and to a further tax at the unitholder level when such income is distributed. See “Investment Risks—Tax Risks” and “Taxes” sections in this prospectus for further information.

Who Should Invest

You should consider this investment if you want:

•	to own securities representing interests in Treasury Obligations and Options in a single investment.

•	the potential for enhanced capital appreciation on the Reference Index subject to a cap.

•	a growth-oriented investment that will receive no periodic distributions.

•	to accept the risk of some loss of principal.

You should not consider this investment if you:

•	are uncomfortable with the risks of an unmanaged investment in Treasury Obligations and option contracts.

•	are uncomfortable with exposure to the risks associated with the Options.

•	are uncomfortable with a return that depends upon the performance of the Reference Index.

•	are seeking unlimited capital appreciation potential and do not want potential returns capped.

•	are uncomfortable with the risk that you may lose some of your principal.

•	are uncomfortable with not receiving any income or periodic distributions.

Summary Information

Unit price at inception:*	[$____]

Inception date:	[_________ __, 2015]

Series Mandatory Dissolution Date:	[_______ __, 201_]

Distribution dates:	[__th day of ______]

Record dates:	[__th day of _______

Initial distribution date:	[_______ __, 20__]

Initial record date:	[_______ __, 20__]

CUSIP Number

Standard Accounts:

Fee Based Accounts:

Minimum investment:	$10,000/10 units

Ticker Symbol:

*As of [   ], 2015, and may vary thereafter.

Fees and expenses Table

The amounts below are estimates of the direct and indirect expenses that you may incur based on a $1,000.00 unit price. Actual expenses may vary.

Sales Fee	As a % of Public Offering Price	Amount per 100 Units
Initial sales fee	[_.__]%	$[ __.__ ]
Creation and development fee	[ .__ ]%	$[ __.__ ]
Maximum sales fee	[_.__ ]%	$[___.__]
Organization costs	[_.__ ]%	$[ __.__ ]

Annual Operating Expenses	As a % of Net Assets	Amount per 100 Units
Trustee fee and expenses	[0.___]%	$[____]
Portfolio Consultant fees	[0.___]%	$[____]
Supervisory, evaluation and administration fees	[0.___]%	$[____]
Total	[0.___]%	$[____]

The initial sales fee is the difference between the total sales fee (maximum of [__.__]% of the unit offering price) and the sum of the creation and development fee.

The creation and development fee is fixed at $[0.__] per unit and is paid at the end of the initial offering period (anticipated to be _____ ).

The sponsor receives the creation and development fee from the trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions.

The trust is responsible for the annual operating expenses.

Example

This example helps you compare the cost of this trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the trust’s annual return is __%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the trust:

1 year	$

2 years (life of trust)	$

ALAIA Market Linked Trust, Series 2-[1]

PORTFOLIO

As of the trust inception date,

Description of the Options (1, 3)

OTC Options (1, 3)		Reference Index	Initial Reference Level	Number of Option units	% of Public Offering Price	Option premium per unit (2)	Options Counterparty	Market value to trust (2)
	OTC Options				[ ]%	$[ ]		$[ ]

Description of the Treasury Obligations, Cash and Cash Equivalents
Treasury Obligations		Maturity	% of Public Offering Price	Number of Obligations	Market value per unit (2)	Market value to trust (2)
	[ ]% US Treasury Bonds		[ ]%		$[ ]	$[ ]

Cash and Cash Equivalents		% of Public Offering Price	Market value per unit	Market value to trust
	Cash and Cash Equivalents	[ ]%	$[ ]	$[ ]
	Total	[ ]%	$[ ]	$[ ]

Notes to Portfolio

Alaia Capital, LLC is the evaluator of the trust. [                                ] determined the initial prices of the securities shown under “Portfolio” in this prospectus on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price at the time the registration statement filed with the Securities and Exchange Commission becomes effective.

(1)  For each unit, the trust has entered into an individually-negotiated over the counter Options agreement with the Options Counterparty. As of the inception date, each Option gives the net effect of $[1,000] invested in the Reference Index on the inception date, subject to the Maximum Amount per Unit, the Maximum Loss per Unit, the Upside Multiplier and any reductions due to the trust annual fees and expenses.

(2)  [[__] determines the value of the Options agreements based on its good faith determination of the fair value of the Options agreements at its reasonable discretion taking into consideration factors, including, but not limited to (a) the net amount to be paid or received by the trust in connection with an early termination of the Options as determined by the Options Counterparty and/or an independent third party pricing services on the relevant valuation date, (b) current prices for the Options agreements as obtained from investment dealers or brokers who customarily deal in options comparable to the Options agreements and (c) bid or ask prices for comparable options or securities, each as of the close of trading on the New York Stock Exchange on the inception date. The evaluator retains the discretion to bifurcate the Options agreement and use the bid side or offer side evaluations as appropriate.

The value of Treasury Obligations is based on the current ask side evaluation at the opening of business on the trust inception date.

Account Standards Codification 820, “Fair Value Measurements” establishes a framework for measuring fair value and expands disclosure about fair value measurements in financial statements for the trust. The framework under the standard is comprised of a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1: Quote prices (unadjusted) for identical assets or liabilities in active markets that the trust has the ability to access as of the measurement date.

Level 2: Significant observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant unobservable inputs that reflect on a trust’s own assumptions about the assumptions that market participants would use in pricing an asset or liability. The inputs or methodologies used for valuing securities are not necessarily an indication of the risk associated with investing in those securities. Changes in valuation techniques may result in transfers in or out of an investment’s assigned level as described above.

The following table summarizes the trust’s investment as of the trust’s inception, based on inputs used to value them:

	Level 1	Level 2	Level 3
OTC Options	$[ ]	$[ ]	$[ ]
Treasury Obligations	$[ ]	$[ ]	$[ ]
Total

The cost of the securities to the sponsor and the sponsor’s profit or (loss) (which is the difference between the cost of the securities to the sponsor and the cost of securities to the trust) are $_____________ and $_____________ respectively.

(3) This is a non-income producing security.

Hypothetical Option Expiration Examples

The following table illustrates the expected payments due on the Options on the Options Expiration Date and examples of hypothetical trust gains and losses for units held from the trust inception date to the scheduled Series Mandatory Dissolution Date. These amounts are net of all estimated trust fees and expenses. The examples are based on various hypothetical values of “Reference Index Returns” (Final Reference Level/Initial Reference Level - 100%) over the life of the trust, and the consequent expected values of the Options. Reference Index Returns represent the percentage price increase or decrease of the level of the Reference Index from the time on the trust’s inception date when the Option strike levels are set to the close of the market on the Options Expiration Date.

The table below is a hypothetical illustration of the mathematical principles underlying the trust’s investment strategy and the expected value of the Options on the Options Expiration Date. The amounts under “Hypothetical final distribution on Series Mandatory Dissolution Date per unit” and “Hypothetical return per unit” are net of all estimated fees and expenses. The illustration does not predict or project the performance of units, the trust or the trust’s investment strategy. For an explanation of the Option computations, please refer to the discussion under “Principal Investment Strategy.”

The amount shown in the table below under “Aggregate estimated trust expenses per unit (over life of trust)” is an estimate of the annual operating expenses per unit based on the amounts shown under “Fee and Expenses Table” and based on the trust’s net asset value on the trust inception date of $[1,000].  The “Maturity value of Treasury Obligations per unit” is the principal amount of Treasury Obligations per unit on the trust inception date. The “Aggregate interest income from Treasury Obligations per unit (over life of trust)” represents the sum of the scheduled interest payments on the Treasury Obligations that are anticipated to be received by the trust from the trust inception date until the scheduled Series Mandatory Dissolution Date.  Interest income net of expenses is expected to be distributed periodically only if positive, however, such interest income has been aggregated in this presentation for ease of use. The amount shown under “Hypothetical final distribution on Series Mandatory Dissolution Date per unit” is the sum of the “Net payments on Options on Options Expiration Date per unit” plus “Maturity value of Treasury Obligations per unit” plus “Aggregate interest income received from Treasury Obligations per unit (over trust life)” minus “Aggregate estimated trust expenses per unit (over trust life)”. The amount shown under “Hypothetical return per unit” is the “Hypothetical final distribution on Series Mandatory Dissolution Date per unit” divided by the public offering price per unit at inception. Amounts are rounded for ease of understanding. The actual amounts that you receive or actual losses that you experience may vary from these estimates with the actual value of the Options on the Options Expiration Date, or changes in expenses.

The table below assumes a Maximum Amount per Unit of $[1,210], an Upside Multiplier of [1.40]x, a Maximum Loss per Unit of $[900] and a public offering price of $[1001.75]. The actual Maximum Amount per Unit, Upside Multiplier, Maximum Loss per Unit, estimated trust expenses per unit and the public offering price at inception will likely differ and each will be set at the close of regular trading on the New York Stock Exchange on the inception date.

Hypothetical Reference Index Return	Net payment on Options on Options Expiration Date per unit	Maturity value of Treasury Obligations per unit	Aggregate interest income from Treasury Obligations per unit (over life of trust)	Aggregate estimated trust expenses per unit (over life of trust)	Hypothetical final distribution on Series Mandatory Dissolution Date per unit	Hypothetical return per unit
40%	$[210.00]	$[1000.00]	$[14.00]	$[6.75]	$[1203.25]	[20.11]%
35%	$[210.00]	$[1000.00]	$[14.00]	$[6.75]	$[1203.25]	[20.11]%
30%	$[210.00]	$[1000.00]	$[14.00]	$[6.75]	$[1203.25]	[20.11]%
25%	$[210.00]	$[1000.00]	$[14.00]	$[6.75]	$[1203.25]	[20.11]%
20%	$[210.00]	$[1000.00]	$[14.00]	$[6.75]	$[1203.25]	[20.11]%
15%	$[210.00]	$[1000.00]	$[14.00]	$[6.75]	$[1203.25]	[20.11]%
10%	$[140.00]	$[1000.00]	$[14.00]	$[6.75]	$[1133.25]	[13.13]%
5%	$[70.00]	$[1000.00]	$[14.00]	$[6.75]	$[1063.25]	[6.14]%
0%	$[0.00]	$[1000.00]	$[14.00]	$[6.75]	$[993.25]	[-0.85]%
-5%	$[0.00]	$[1000.00]	$[14.00]	$[6.75]	$[993.25]	[-0.85]%
-10%	$[0.00]	$[1000.00]	$[14.00]	$[6.75]	$[993.25]	[-0.85]%
-15%	$[-50.00]	$[1000.00]	$[14.00]	$[6.75]	$[943.25]	[-5.84]%
-20%	$[-100.00]	$[1000.00]	$[14.00]	$[6.75]	$[893.25]	[-10.83]%
-25%	$[-150.00]	$[1000.00]	$[14.00]	$[6.75]	$[843.25]	[-15.82]%
-30%	$[-200.00]	$[1000.00]	$[14.00]	$[6.75]	$[793.25]	[-20.81]%
-35%	$[-250.00]	$[1000.00]	$[14.00]	$[6.75]	$[743.25]	[-25.80]%
-40%	$[-300.00]	$[1000.00]	$[14.00]	$[6.75]	$[693.25]	[-30.80]%
-45%	$[-350.00]	$[1000.00]	$[14.00]	$[6.75]	$[643.25]	[-35.79]%
-50%	$[-400.00]	$[1000.00]	$[14.00]	$[6.75]	$[593.25]	[-40.78]%
-55%	$[-450.00]	$[1000.00]	$[14.00]	$[6.75]	$[543.25]	[-45.77]%
-60%	$[-500.00]	$[1000.00]	$[14.00]	$[6.75]	$[493.25]	[-50.76]%
-65%	$[-550.00]	$[1000.00]	$[14.00]	$[6.75]	$[443.25]	[-55.75]%
-70%	$[-600.00]	$[1000.00]	$[14.00]	$[6.75]	$[393.25]	[-60.74]%
-75%	$[-650.00]	$[1000.00]	$[14.00]	$[6.75]	$[343.25]	[-65.73]%
-80%	$[-700.00]	$[1000.00]	$[14.00]	$[6.75]	$[293.25]	[-70.73]%
-85%	$[-750.00]	$[1000.00]	$[14.00]	$[6.75]	$[243.25]	[-75.72]%
-90%	$[-800.00]	$[1000.00]	$[14.00]	$[6.75]	$[193.25]	[-80.71]%
-95%	$[-850.00]	$[1000.00]	$[14.00]	$[6.75]	$[143.25]	[-85.70]%
-100%	$[-900.00]	$[1000.00]	$[14.00]	$[6.75]	$[93.25]	[-90.69]%

The table above is provided for illustrative purposes only and is hypothetical. The public offering price per unit at inception is [$1,000.00], so only “Hypothetical final distribution on Series Mandatory Dissolution Date per unit” levels over this amount represent a positive return on an investment in units purchased at this price. Amounts below represent a loss. The table above does not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Index. No one can predict the Final Reference Level or the value of the Options on the Options Expiration Date. The assumptions made in connection with the examples may not reflect actual events. You should not take these examples as an indication or assurance of the expected performance of the Reference Index or the gain or loss on trust units.

These examples are merely intended to illustrate the operation of the Options at the Options Expiration Date and the amount per unit that the trust would receive in certain situations at the Series Mandatory Dissolution Date. These examples also illustrate how the gains or losses to the trust from the Options vary depending on the performance of the Reference Index. These examples assume that the units were purchased at the trust’s inception and held until the trust’s dissolution date, and that the Options are held by the trust to the Options Expiration Date on [        ].

For example, if the hypothetical Reference Index Return was [35]%, then, at the Series Mandatory Dissolution Date:

•	the trust would receive a net payment on the Options expected to be approximately $[196] per unit at the Options Expiration Date;

•	approximately $[1,007.25] in Treasury Obligations and cash per unit would remain after paying all estimated trust fees and expenses; and

•	the hypothetical total return of the trust to unitholders would be approximately [20.11]% net of estimated trust fees and expenses.

Or, if the hypothetical Reference Index Return was [10]%, then, at the Series Mandatory Dissolution Date:

•	the trust would receive a net payment on the Options, which is expected to be approximately $[126] per unit at the Options Expiration Date;

•	approximately $[1,007.25] in Treasury Obligations and cash per unit would remain after paying all estimated trust fees and expenses; and

•	the hypothetical total return of the trust to unitholders would be approximately [13.13]% net of estimated trust fees and expenses.

Or, if the hypothetical Reference Index Return was -[5]%, then, at the Series Mandatory Dissolution Date:

•	the trust would receive a net payment on the Options, which is expected to be approximately $-[14] per unit at the Options Expiration Date;

•	approximately $[1,007.25] in Treasury Obligations and cash per unit would remain after paying all estimated trust fees and expenses; and

•	the hypothetical total return of the trust to unitholders would be approximately -[0.85]% net of estimated trust fees and expenses.

Or if the hypothetical Reference Index Return was -[20]%, then, at the Series Mandatory Dissolution Date:

•	the trust would receive a net payment on the Options, which is expected to be approximately $[-114] per unit at the Options Expiration Date;

•	approximately $[1,007.25] in Treasury Obligations and cash per unit would remain after paying all estimated trust fees and expenses; and

•	the hypothetical total return of the trust to unitholders would be approximately -[10.83]% net of estimated trust fees and expenses.

These examples do not show the past performance of the Reference Index or any investment. These examples are for illustrative purposes only and are not intended to be indicative of future results of the Reference Index, the Options or the trust’s units.

You may realize a return that is higher or lower than the intended returns as a result of redeeming units prior to the Series Mandatory Dissolution Date, where Options or the U.S. Treasury obligations are otherwise terminated by the trust prior to expiration, or because of increases in potential tax-related expenses and other expenses of the trust.

Reference Index Past Performance

We obtained the historical information about the Reference Index in the graph below from publicly available sources. We have not independently verified the accuracy or completeness of the information obtained from publicly available sources.

The following graph shows the daily historical performance of the Reference Index in the period from [September 30, 2010] through [September 30, 2015].

This historical data on the Reference Index is not necessarily indicative of its future performance or what the value of the units may be. Any historical upward or downward trend in the level of the Reference Index during any period set forth above is not an indication that the level of the Reference Index is more or less likely to increase or decrease at any time over the term of the units. The historical data of the Reference Index does not reflect any historical or estimated historical performance of the trust’s investment strategy as the historical data does not reflect the application of Capped Returns or the Maximum Amount per Unit, the Buffer and the Buffer Amount, any enhanced participation or the Upside Multiplier, or the Maximum Loss per Unit, nor does the historical data reflect the payment by the trust of any fees or expenses.

Before investing in the units, you should consult publicly available sources for the levels of the Reference Index.

License Agreement

[[S&P®] is a registered trademark of [Standard & Poor’s Financial Services LLC (“S&P”)] and [Dow Jones®] is a registered trademark of [Dow Jones Trademark Holdings LLC (“Dow Jones”).  These trademarks have been licensed for use by S&P Dow Jones Indices LLC]. [“Standard & Poor’s®”, “S&P 500®” and “S&P®”] are trademarks of [S&P]. These trademarks have been sublicensed for certain purposes by the trust.  The Underlying Index is a product of [S&P Dow Jones Indices LLC] and/or its affiliates and has been licensed for use by the trust.]

[The Units are not sponsored, endorsed, sold or promoted by [S&P Dow Jones Indices LLC, Dow Jones, S&P] or any of their respective affiliates (collectively, “[S&P Dow Jones Indices]”).  [S&P Dow Jones Indices] make no representation or warranty, express or implied, to the holders of the Units or any member of the public regarding the advisability of investing in securities generally or in the Units particularly or the ability of the Underlying Index to track general market performance.  [S&P Dow Jones Indices]’ only relationship to the trust with respect to the Underlying Index is the licensing of the Underlying Index and certain trademarks, service marks and/or trade names of [S&P Dow Jones Indices] and/or its third party licensors.  The Underlying Index is determined, composed and calculated by [S&P Dow Jones Indices] without regard to the trust or the Units.  [S&P Dow Jones Indices] have no obligation to take our needs or the needs of the trust or holders of the Units into consideration in determining, composing or calculating the Underlying Index.  [S&P Dow Jones Indices] are not responsible for and have not participated in the determination of the prices, and amount of the Units or the timing of the issuance or sale of the Units or in the determination or calculation of the equation by which the Units are to be converted into cash.  [S&P Dow Jones Indices] have no obligation or liability in connection with the administration, marketing or trading of the Units.  There is no assurance that investment products based on the Underlying Index will accurately track index performance or provide positive investment returns.  [S&P Dow Jones Indices LLC] and its subsidiaries are not investment advisors.  Inclusion of a security or futures contract within an index is not a recommendation by [S&P Dow Jones Indices] to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice.   Notwithstanding the foregoing, [CME Group Inc.] and its affiliates may independently issue and/or sponsor financial products unrelated to the Units currently being issued by us, but which may be similar to and competitive with the Units.  In addition, [CME Group Inc.] and its affiliates may trade financial products which are linked to the performance of the Underlying Index.  It is possible that this trading activity will affect the value of the Units.]

[S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO.  S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN.  S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY THE TRUST OF THE UNITS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO.  WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBLITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE.  THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND THE TRUST, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.]

How To Buy Units

You can buy units of the trust on any business day the New York Stock Exchange is open by contacting your financial professional. The public offering price of units includes:

•	the net asset value per unit, plus

•	cash to pay organization costs, plus

•	the sales fee, plus

•	accrued interest, if any.

The “net asset value per unit” is the value of the securities, cash and other assets in the trust reduced by the liabilities of the trust divided by the total units outstanding. We often refer to the public offering price of units as the “offer price” or “purchase price.” The offer price will be effective for all orders received at a designated time prior to the close of regular trading on the New York Stock Exchange (normally 4:00 p.m. Eastern time). If we receive your order on or prior to such designated time or authorized financial professionals receive your order prior to that time and properly transmit the order to us by the time that we designate, then you will receive the price computed on the date of receipt. If we receive your order after such time, if authorized financial professionals that have executed selling agreements with the sponsor receive your order after that time or if orders are received by such persons and are not transmitted to us in a timely manner, then you will receive the price computed on the date of the next determined offer price provided that your order is received in a timely manner on that date. It is the responsibility of the authorized financial professional to transmit the orders that they receive to us in a timely manner. Certain broker-dealers, custodians or other processing organizations may charge a transaction or other fee for processing unit purchase orders. Units of the trust are available for purchase through financial professionals, including the sponsor, and are not available for purchase directly from the trust.

Value of the Securities. We, through the evaluator, determine the value of the securities as of the close of regular trading on the New York Stock Exchange on each day that exchange is open. We, through the evaluator, generally seek to determine the value of the Options using the last quoted sale price for the Options where readily available and appropriate.  The evaluator determines the value of the Options agreements based on its good faith determination of the fair value of the Options agreements at its reasonable discretion, taking into consideration factors, including, but not limited to (a) the net amount to be paid or received by the trust in connection with an early termination of the Options as determined by the Options Counterparty and/or an independent third party pricing service on the relevant valuation date, (b) current prices for the Options agreements as obtained from investment dealers or brokers who customarily deal in options comparable to the Options agreements and (c) bid or ask prices for comparable options or securities, each as of the close of trading on the New York Stock Exchange on the inception date. The evaluator retains the discretion to bifurcate the Options agreement and use the bid side or offer side evaluations as appropriate.

We, through the evaluator, determine the value of the Treasury Obligations based on our good faith determination of the Treasury Obligations’ fair value. We generally determine the value of the Treasury Obligations during the initial offering period based on the aggregate offering side evaluations of the Treasury Obligations determined (a) on the basis of current offering prices of the Treasury Obligations, (b) if offering prices are not available for any particular Treasury Obligation, on the basis of current offering prices for comparable securities, (c) by determining the value of the Treasury Obligations on the offer side of the market by appraisal or (d) by any combination of the above.

After the initial offering period ends, we, through the evaluator, generally determine the value of the Treasury Obligations and Options as described in the preceding paragraphs based on the bid side evaluations rather than the offering/ask side evaluations, or based on the offering/ask side evaluations rather than the bid side evaluations. The offering/ask side price generally represents the price at which dealers, market-makers or investors in the market are willing to sell a security and the bid side evaluation generally represents the price that dealers, market-makers or investors in the market are willing to pay to buy a security.  The bid side evaluation is lower than the offering/ask side evaluation. As a result of this pricing method, unitholders should expect a decrease in the net asset value per unit on the day following the end of the initial offering period equal to the difference between the current offering side evaluation and bid side evaluation of the Treasury Obligations and Options.

[   ] determined the initial prices of the securities shown under “Portfolio” in this prospectus on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price at the time the registration statement filed with the Securities and Exchange Commission (the “Commission”) becomes effective.

Accrued Interest. Accrued interest on the trust units consists of two elements.  The first element arises as a result of accrued interest which is the accumulation of unpaid interest on the Treasury Obligation in the trust from the last day on which interest was paid on the Treasury Obligations.  Interest on the Treasury Obligation is generally paid semi-annually, although the trust accrues such interest daily. Because the trust always has an amount of interest earned but not yet collected, the public offering price of units will include the proportionate share of accrued interest to the date of settlement.  The second element of accrued interest arises because of the structure of the trust’s interest account.  The trustee has no cash for distribution to unitholders until it receives interest payments on the Treasury Obligations in the trust and may be required to advance its own funds to make trust interest distributions, if there are any to be made.  As a result, interest account balances are established to limit the need for the trustee to advance funds in connection with such interest distributions, if any.  If you sell or  redeem your units your sales and redemption price will include a proportionate share of the accrued interest from the purchaser of your units.

Organization Costs. During the initial offering period, part of the public offering price of the units represents an amount of cash deposited to pay the costs of creating the trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee, initial fees and expenses paid to the portfolio consultant and, if applicable, any license provider, and the initial audit. The trust will reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your units will decline when the trust pays these costs.

Sales Fee. You pay a fee in connection with purchasing units.  We refer to this fee as the “sales fee.”  You pay the sales fee at the time you buy units. The maximum sales fee equals [____]% of the public offering price per unit at the time of purchase.

Since the creation and development fee is a fixed dollar amounts per unit, the trust must charge this amount per unit regardless of any decrease in net asset value. However, if the public offering price per unit falls to the extent that the maximum sales fee percentage results in a dollar amount that is less than the creation and development fee, your initial sales fee will be a credit equal to the amount by which these fixed dollar fees exceed your sales fee at the time you buy units. In such a situation, the value of securities per unit would exceed the public offering price per unit by the amount of the initial sales fee credit and the value of those securities will fluctuate, which could result in a benefit or detriment to unitholders that purchase units at that price. The initial sales fee credit is paid by the sponsor and is not paid by the trust. The “Fee Table” shows the sales fee calculation at a $1,000 public offering price per unit and the following examples illustrate the sales fee at prices below and above $1,000. If the public offering price per unit fell to $500, the maximum sales fee would be $__ (__% of the public offering price per unit), which consists of an initial sales fee of $__ and a creation and development fee of $__. If the public offering price per unit rose to $1,500, the maximum sales fee would be $__ (__% of the public offering price per unit), consisting of an initial sales fee of $__ and the creation and development fee of $__. The actual sales fee that may be paid by an investor may differ slightly from the sales fees shown herein due to rounding that occurs in the calculation of the public offering price and in the number of units purchased.

If you purchase units in the secondary market, the sales fee is equal to __% of the public offering price.

Large Purchases.  You can reduce your sales fee by increasing the size of your investment:

If you purchase:	Your fee will be:
Less than $[50,000]	[ ]%
$[50,000 - $99,999]	[ ]%
$[100,000 - $249,999]	[ ]%
$[250,000 - $499,999]	[ ]%
$[500,000 - $999,999]	[ ]%
$[1,000,000 or more]	[ ]%

We apply these fees as a percent of the public offering price per unit at the time of purchase. We also apply the different purchase levels on a unit basis using a $1,000 unit equivalent. For example, if you purchase between 100 and 249 units, your fee is [  ]% of your public offering price per unit.

You may aggregate unit orders submitted by the same person for units of any of the trusts we sponsor on any single day from any one broker- dealer to qualify for a purchase level. You can also include these orders as your own for purposes of this aggregation:

•	orders submitted by your spouse or minor children living in the same household and
•	orders submitted by your trust estate or fiduciary accounts.

Fee Accounts. Investors may purchase units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge investor accounts (“Fee Accounts”) periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with an investment account for which a comprehensive “wrap fee” charge (“Wrap Fee”) is imposed. You should consult your financial advisor to determine whether you can benefit from these accounts. To purchase units in these Fee Accounts, your financial advisor must purchase units designated with one of the Fee Account CUSIP numbers, if available. Please contact your financial advisor for more information. If units of the trust are purchased for a Fee Account and the units are subject to a Wrap Fee in such Fee Account (i.e., the trust is “Wrap Fee Eligible”) then investors may be eligible to purchase units of the trust in these Fee Accounts that are not subject to the transactional sales fee but will be subject to the creation and development fee that is retained by the sponsor.

This discount applies only during the initial offering period. Certain Fee Account investors may be assessed transaction or other fees on the purchase and/or redemption of units by their broker-dealer or other processing organizations for providing certain transaction or account activities. We reserve the right to limit or deny purchases of units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to the trust.

Minimum Purchase. The minimum amount you can purchase of the trust appears under “Summary Information,” but such amounts may vary depending on your selling firm.

Retirement Accounts. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed.

Employees. We waive the sales fee for purchases made by officers, directors and employees of the sponsor, the portfolio consultant, evaluator and its affiliates and their family members (spouses, children and parents). These purchases are not subject to the sales fee but will be subject to the creation and development fee. These discounts apply during the initial offering period and in the secondary market. All employee discounts are subject to the policies of the related selling firm. Only officers, directors and employees of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

How To Sell Your Units

You can sell or redeem your units on any business day the New York Stock Exchange is open through your financial professional or the trustee of the trust. Unit prices are available through your financial professional. The sale and redemption price of units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you sell or redeem units during the initial offering period. The sale and redemption price is sometimes referred to as the “liquidation price.” Certain broker-dealers, custodians or other processing organizations may charge a transaction or other fee for processing unit redemption or sale requests.

Selling Units. We may maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current net asset value, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units during the initial offering period. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current repurchase prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current redemption price.

Redeeming Units. You may redeem your units directly with the trustee, The Bank of New York Mellon, on any day the New York Stock Exchange is open. The redemption price that you will receive for units is equal to the net asset value per unit, provided that you will not pay any remaining creation and development fee or organization costs if you redeem units prior to collection. You will receive the net asset value for a particular day if the trustee receives your completed redemption request prior to the close of regular trading on the New York Stock Exchange. Redemption requests received by authorized financial professionals prior to the close of regular trading on the New York Stock Exchange that are properly transmitted to the trustee by the time designated by the trustee, are priced based on the date of receipt. Redemption requests received by the trustee after the close of regular trading on the New York Stock Exchange, redemption requests received by authorized financial professionals after that time or redemption requests received by such persons that are not transmitted to the trustee until after the time designated by the trustee, are priced based on the date of the next determined redemption price provided they are received in a timely manner by the trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the trustee so they will be received in a timely manner. If your request is not received in a timely manner or is incomplete in any way, you will receive the next net asset value computed after the trustee receives your completed request.

If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the securities not reasonably practicable, and for any other period that the Commission permits.

If the sponsor receives an in-kind distribution, the trust agreement provides that (1) an it will receive its proportionate share of the trust’s current net asset value (as all redeeming unitholders are entitled to receive), (2) the assets transferred are valued in the same manner as they are valued for computing the net asset value, (3) neither it nor any other party with a pecuniary incentive to influence the transfer or distribution may select or influence the selection of the transferred assets, (4) the trust must distribute its proportionate share of every asset in the trust’s portfolio with limited exceptions if the unitholder is not an affiliate of the trustee, (5) the transfer or distribution cannot favor the sponsor to the detriment of any other unitholder and (6) the trustee will monitor each in-kind redemption for compliance with these requirements and maintain records for each transfer or distribution.

Distributions

Distributions. The trust generally pays distributions of its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date.  The record and distribution dates are shown under the “Summary Information” section of this prospectus.  In some cases, the trust might pay a special distribution if it holds an excessive amount of cash pending distribution.  The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year because it is structured as a “regulated investment company” for federal tax purposes.

Interest and dividends received by the trust, including that part of the proceeds of any disposition of Treasury Obligations which represents accrued interest, is credited by the trustee to the trust’s “income account”.  Other receipts are credited to the “capital account”.  After deduction of amounts sufficient to reimburse the trustee, without interest, for any amounts advanced and paid to the sponsor as the unitholder of record as of the first settlement date, interest and other income received will be distributed on each distribution date to unitholders of record as of the preceding record date, provided that all distributions will be net of fees and expenses.  Consequently, if annual fees and expenses are higher that the funds received in the income account, no distributions will be made.  Funds in the capital account will be distributed on each distribution date to unitholders of record as of the preceding record date provided that the amount available for distribution therein shall equal at least $100.00 per unit.

Investors who purchase units between a record date and a distribution date will receive their first distribution on the second distribution date after the purchase.

Estimated Distributions. The estimated net annual interest income per unit as of the close of business the day before the trust’s inception date is shown under the “Summary Information” section of this prospectus.  We base this amount on the estimated cash flows of the Treasury Obligations per unit based on the stated interest rate on the Treasury Obligations reduced by the estimated trust fees and expenses.  This amount assumes no changes in trust fees and expenses, no changes in current interest rates, no default or any calls, sales, prepayments or other liquidations of the bonds prior to the stated maturity date of the bonds.  The actual distributions that you receive, if any, will vary from this estimate with changes in expenses, interest rates and maturity, call, default or sale of bonds.

In order to acquire the Treasury Obligations, it may be necessary for the sponsor or trustee to pay amounts covering accrued interest on the bonds which exceed the amounts which will be made available through cash furnished by the sponsor on the trust’s inception date. This cash may exceed the interest which would accrue to the first settlement date. The trustee has agreed to pay for any amounts necessary to cover any excess and will be reimbursed when funds become available from interest payments on the related bonds.

Reports. The trustee or your financial professional will make available to you a statement showing income and other receipts of the trust for each distribution. Each year the trustee will also provide an annual report on the trust’s activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for the trust, if available.

Investment Risks

All investments involve risk. This section describes the main risks that can impact the value of the securities in your portfolio. You should understand these risks before you invest. If the value of the securities falls, the value of your units will also fall. We cannot guarantee that the trust will achieve its objective or that your investment return will be positive over any period.

Market risk is the risk that the value of the securities in the trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. While the Options are related to the performance of the Reference Index, the return on the Options depends on the level of the Reference Index at the Options Expiration Date. The Options Expiration Date is [Date]. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. The trust will not sell a security solely because the market value falls as is possible in a managed fund.

Options risk. The value of the Options will be affected by, among others, changes in the level of the Reference Index and its constituents, changes in interest rates, changes in the actual and implied volatility, as well as in dividend yields, of the Reference Index and the Reference Index constituents, and the remaining time to the Option Expiration Date. The value of the Options does not increase or decrease at the same rate as the level of the Reference Index (although they generally move in the same direction). However, as an Option approaches its expiration date, its value increasingly moves with the value of the Reference Index. The trust may experience substantial downside from specific option positions and certain option positions may expire worthless.

Reference Index performance. The Options represent indirect positions in the Reference Index and are subject to changes in value as the level of the Reference Index rises or falls. The settlement value of the Options is based on the level of the Reference Index on the Option Expiration Date, and will be substantially determined by market conditions and the level of the Reference Index and the value of the Reference Index constituents as of such time. The level of the Reference Index will fluctuate over time based on changes in the value of the Reference Index constituents, which may be impacted by changes in general economic conditions, expectations for future economic growth and corporate profits, and interest rates in the United States. The trust seeks to provide target returns or losses on the price performance of the Reference Index.

Credit Risk is the risk that a security’s issuer or counterparty is unable to meet its obligation on the security.  The trust’s ability to achieve its investment objective will depend upon the ability of the Options Counterparty to meet its obligations. An Option involves a risk of non-payment by the Options Counterparty as a result of the insolvency of the Options Counterparty or other factors, including political or economic events. If the Options Counterparty defaults on any payment that becomes due to the trust, the trust may have to liquidate any collateral posted by the Options Counterparty covering its obligations under the Options and may suffer losses, be unable to achieve its investment objective and it may result in a reduction in the value of your units.  If the Options Counterparty becomes insolvent and the trust is owed a net payment on the Options from the Options Counterparty, the trust may not be able to recover any such amounts owed, other than such amounts under the collateral posted by the Options Counterparty covering its obligations under the Options.  If the Options Counterparty becomes insolvent and the trust owes a net payment on the Options to the Options Counterparty, the Options may be terminated early and the trust may be required to make this payment prior to the Options Expiration Date.  This could result in a loss to the trust on the Options prior to the Options Expiration Date where a loss may not have otherwise been experienced if the Options were held to the Options Expiration Date.

Capped upside and partial downside protection. The maximum amount for units purchased on the trust’s inception date and held for the life of the trust is based on the price performance of the Reference Index, subject to the Maximum Amount per Unit. If the level of the Reference Index increases more than approximately [ ]% over the Initial Reference Level as of the Options Expiration Date, the return on units purchased on the trust’s inception date and held for the life of the trust will be capped and such return may be less than the performance of the Reference Index. If the Reference Index declines relative to the Initial Reference Level over the life of the trust by [ ]% or more, unitholders may experience significant losses on their investment. These amounts are subject to reductions by all trust fees and expenses. The trust’s ability to provide enhanced return, and a capped upside at the Maximum Amount per Unit is dependent on unitholders purchasing units at the trust’s inception and holding until the Series Mandatory Dissolution Date. You may realize a gain or loss that is higher or lower than the intended gains or losses as a result of redeeming units prior to the Series Mandatory Dissolution Date, or because of increases in potential tax-related expenses and other expenses of the trust or otherwise.

Interest Rate Risk is the risk that the value of securities will fall if interest rates increase. The Treasury Obligations typically fall in value when interest rates rise and rise in value when interest rates fall.  Securities with longer periods before maturity are often more sensitive to interest rate changes. The securities in the trust may be subject to a greater risk of rising interest rates due to the current period of historically low rates.

U.S. Treasury Obligations.  U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States.  The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates.  Certain Treasury Obligations may have been purchased on the trust’s inception date at prices of less than their par value at maturity, indicating a market discount.  Certain Treasury Obligations may have been purchased on the trust’s inception date at prices greater than their par value at maturity, indicating a market premium. The interest rate of Treasury Obligations purchased at a market discount was lower than current market interest rates of newly issued bonds of comparable rating and type and the coupon interest rate of Treasury Obligations purchased at a market premium was higher than current market interest rates of newly issued bonds of comparable rating and type.  Generally, the value of bonds purchased at a market discount will increase in value faster than bonds purchased at a market premium if interest rates decrease.  Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.  All or a portion of the Treasury Obligations held by the trust will be segregated by the trustee as collateral in order to secure the trust’s obligation to pay under the Options.

Early Option termination by Options Counterparty. Upon certain circumstances laid out in the Option agreements, the Options may be terminated early upon determination by the Options Counterparty as described under “Principal Investment Strategy”. An early termination of the Options may result in the early termination of the trust and/or the trust being unable to achieve its investment objective and result in a reduction in the value of your units.

Liquidity Risk is the risk that the value of a security will fall if trading activity in the security is limited or absent.  No one can guarantee that a liquid trading market will exist for any Option because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange).  There may not be any secondary market for the Options. Upon issuance, the Options will not have an established trading market and were not registered by the issuer under the Securities Act of 1933. This could adversely affect the trust and the value of units.

Sale of Trust Property to pay Trust Expenses. Distributions of interest from the Treasury Obligations may be insufficient to meet any or all expenses of the trust. If the cash balances in the income and capital accounts are insufficient to provide for expenses and other amounts payable by the trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.

Legislation risk. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service (the “IRS”) could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the securities represented in the trust. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

Tax Risk. The trust intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code.  As a RIC, the trust will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to unitholders, provided that it satisfies certain requirements of the Code. If the trust did not qualify as a RIC for any taxable year and certain relief provisions were not available, the trust’s taxable income would be subject to tax at the trust level and to a further tax at the shareholder level when such income is distributed. In such event, in order to re-qualify for taxation as a RIC, the trust might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on trust returns. In such event, the trust may reorganize, close or materially change its investment objective and strategies.

The trust’s investments in offsetting positions with respect to the Reference Index may affect the character of gains or losses realized by the trust under the Code’s “straddle” rules and may increase the amount of short-term capital gain realized by the trust.  Such short-term capital gain is taxed as ordinary income when distributed to unitholders. As a result, the amount which must be distributed to unitholders as ordinary income may be increased substantially as compared to a trust that did not engage in such transactions. Accordingly, unitholders could have a lower after-tax return from investing in the trust than investing directly in an asset replicating the Reference Index.

Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. Gain or loss is recognized on this deemed sale. Such treatment could cause the trust to recognize taxable income without receiving cash. In order to maintain its RIC qualification, the trust must distribute at least 90% of its income annually. If the Options are subject to Section 1256 of the Code, and the trust is unable to distribute marked-to-market gains to its unitholders, the trust may lose its RIC qualification and be taxed as a regular corporation.

Implied volatility risk is the risk that the value of the Options may change with the implied volatility of the Reference Index and the Reference Index constituents. No one can predict whether implied volatility will rise or fall in the future.

The potential return is limited. The maximum amount of the units is limited to the Maximum Amount per Unit. Unitholders will not benefit from any positive return of the Reference Index in excess of the return that will cause the Maximum Amount per Unit to be reached.

The public offering price at which you purchase units will affect the return on your units. The public offering price will vary over time. Therefore, two unitholders purchasing at different times who hold until the Series Mandatory Dissolution Date (or otherwise redeem on the same day) would experience different returns. All else being equal, unitholders purchasing at a higher price will experience a lesser return (or greater loss) than unitholders who purchased at a lower price. In the same manner, the Maximum Amount per Unit and Maximum Loss per Unit will affect unitholders differently depending on their public offering price.

Valuation Risk. Under certain circumstances, current market prices may not be available with respect to the Options. Under those circumstances, the value of the Options will require more reliance on the judgment of the evaluator than that required for securities for which there is an active trading market. This creates a risk of mispricing or improper valuation of the Options, which could impact the valuation of units.

Potential for loss of initial investment. The trust does not provide principal protection and you may not receive a return of the capital you invest.

No FDIC guarantee. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Risks related to the Reference Index

The Index Sponsor may adjust the Reference Index in a way that affects its level, and the Index Sponsor has no obligation to consider your interests.  The Index Sponsor can add, eliminate, or substitute Reference Index constituents or make other methodological changes that could change its level.  A new security included in the Reference Index may perform significantly better or worse than the replaced security, and the performance will affect the level of the Reference Index.  Additionally, the Index Sponsor may alter, discontinue, or suspend calculation or dissemination of the Reference Index.  Any of these actions could adversely affect the level of the Reference Index and consequently, the value of the units.  The Index Sponsor will have no obligation to consider your interests in calculating or revising the Reference Index.

You will have no rights as a unitholder, you will have no rights to receive any of the Reference Index constituents, and you will not be entitled to dividends or other distributions by the issuers of these securities.  The units are not equity instruments, shares of stock, or securities of any other issuer.  Investing in the units will not make you a holder of any of the Reference Index constituents.  You will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to those securities.  As a result, the return on the units may not reflect the return you would realize if you actually owned those securities and received the dividends paid or other distributions made in connection with them.  Additionally, the level of the Reference Index reflects only the prices of the Reference Index constituents and do not take into consideration the value of dividends paid on those securities.  The units will be paid in cash and you have no right to receive delivery of any of these securities.

Trust Administration

The ALAIA Trust. The ALAIA trust is a Delaware statutory trust organized in series and a unit investment trust registered under the Investment Company Act of 1940. We formed the ALAIA trust under a master trust agreement (the “master trust agreement”) by and among Beech Hill Securities, Inc. (as depositor/sponsor), Alaia Capital, LLC (as portfolio consultant, evaluator and supervisor) and The Bank of New York Mellon (as trustee). For each separate trust series created under the master trust agreement by means of a series trust agreement (a “series trust agreement”), Beech Hill Securities, Inc. will act as depositor/sponsor, Alaia Capital, LLC will act as portfolio consultant, evaluator and supervisor and The Bank of New York Mellon will act as series trustee, unless otherwise indicated in the applicable prospectus for the trust series.  Each series trust agreement incorporates the standard terms and conditions of trust for market linked trust among Beech Hill Securities, Inc., as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor.  Any reference below in this prospectus to the “trust agreement” means the master trust agreement and the applicable series trust agreement, as the context requires.

To create the trust, we deposited securities with the trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the trustee delivered units of the trust to us. Each unit represents an undivided interest in the assets of the trust. These units remain outstanding until redeemed or until the trust terminates.

Changing Your Portfolio. The trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed. The trust will generally buy and sell securities:

•	to pay expenses in the event there is no cash to pay such expenses,

•	to issue additional units or redeem units,

•	in limited circumstances to protect the trust,

•	to make required distributions or avoid imposition of taxes on the trust, or

•	as permitted by the trust agreement.

When the trust sells securities, the composition and diversity of the securities in the portfolio may be altered. If any contract for the purchase of securities fails, the sponsor will refund the cash and sales fee attributable to the failed contract to unitholders on or before the next distribution date unless substantially all of the moneys held to cover the purchase are reinvested in substitute securities in accordance with the trust agreement. The sponsor may direct the reinvestment of security sale proceeds if the sale is the direct result of serious adverse credit factors which, in the opinion of the sponsor, would make retention of the securities detrimental to the trust. In such a case, the sponsor may, but is not obligated to, direct the reinvestment of sale proceeds in any other securities that meet the criteria for inclusion in the trust on the trust’s inception date. The sponsor may also instruct the trustee to take action necessary to ensure that the portfolio continues to satisfy the qualifications of a regulated investment company. When the trust buys securities, it may pay brokerage or other acquisition fees.

We will increase the size of the trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create units and the time the trust buys the securities. When the trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with us, the portfolio consultant, the trust or the trustee. The term “securities,” as used above, includes the Options agreements.

Amending the Trust Agreement. The sponsor, portfolio consultant, evaluator and supervisor and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest. We cannot change this agreement to reduce your interest in the trust without your consent. Investors owning two-thirds of the units in the trust may vote to change this agreement.

Dissolution of The Trust. The trust will dissolve on the dissolution date set forth under “Summary Information” for the trust. The trustee may dissolve the trust early if the value of the trust is less than 40% of the original value of the securities in the trust at the time of deposit. At this size, the expenses of the trust may create an undue burden on your investment. Investors owning two-thirds of the units in the trust may also vote to dissolve the trust early. The trustee will dissolve the trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If this happens, we will refund any sales fee that you paid.

The trustee will notify you of any dissolution and sell any remaining securities. Beginning nine business days prior to, but no later than, the Series Mandatory Dissolution Date, the trustee may begin to liquidate all of the remaining underlying securities on behalf of unitholders in connection with the dissolution of the trust. The trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your dissolution distribution may be less than the price you originally paid for your units.

The Sponsor. The sponsor of the trust is Beech Hill Securities, Inc.  The sponsor is the principal underwriter of the trust. Beech Hill Securities, Inc. is a broker-dealer registered under the Exchange Act. Beech Hill Securities, Inc. is a corporation organized under the laws of the State of New York. The principal office of Beech Hill Securities, Inc. is 880 Third Avenue, 16th Floor, New York, New York 10022. If the sponsor fails to or cannot perform its duties as sponsor or becomes bankrupt, the trustee may replace it, continue to operate the trust without a sponsor, or dissolve the trust.

Beech Hill Securities, Inc. and the trust have adopted a code of ethics requiring their employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the trust.

The Trustee. The Bank of New York Mellon is the trustee of the trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment trust office. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying us and investors.

Portfolio Consultant. Alaia Capital, LLC is the portfolio consultant of the trust with its principal offices located at 10 Corbin Drive, Darien, Connecticut 06820. For its service as portfolio consultant, the sponsor will pay Alaia Capital, LLC a fee. While the sponsor is responsible for supervising the trust’s portfolio, neither the sponsor nor the portfolio consultant manage the trust.

Alaia Capital, LLC is not an affiliate of the sponsor. Certain employees of Alaia Capital, LLC are registered broker-dealer representatives of Beech Hill Securities, Inc. The portfolio consultant may use the list of securities included in the trust portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The portfolio consultant may recommend or effect transactions in the securities included in the trust. This may have an adverse effect on the prices of the securities included in the trust. This also may have an impact on the price the trust pays for the securities and the price received upon unit redemptions or trust dissolution. The portfolio consultant may act as agent or principal in connection with the purchase and sale of securities, including the securities included in the trust. The portfolio consultant may receive compensation based on commissions generated by research and/or sales of units. The portfolio consultant may employ agents, advisors or other third parties in the performance of its duties.

You should note that the selection criteria were applied to the securities for inclusion in the trust prior to the trust’s inception date. After this time, the securities included in the trust may no longer meet the selection criteria. Should a security no longer meet the selection criteria, we will generally not remove the security from the trust.

Distribution Of Units

We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. During the initial offering period, the distribution fee (the broker-dealer concession or agency commission) for broker-dealers and other firms is [_.__]% as a percent of the public offering price per unit at the time of the transaction. The broker-dealer concession or agency commission is __% of the sales fee for secondary market sales. No distribution fee is paid to broker-dealers, investment advisers or other selling firms in connection with unit sales in Fee Accounts subject to a Wrap Fee.

Any sales fee discount is borne by the broker-dealer or selling firm out of the distribution fee. We reserve the right to change the amount of concessions or agency commissions from time to time.

We may provide, at our own expense and out of our own profits, additional compensation and benefits to firms who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate firms for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We may make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units.

We may register units for sale in various states in the United States. We do not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. The amount of our profit or loss on the initial deposit of securities into the trust is shown in the “Notes to Portfolio” for the trust.

Eligible dealer firms and other selling agents who, during the previous consecutive 12-month period through the end of the most recent month, sold primary market units of the trust in the dollar amounts shown below may be entitled to the following additional sales concession on primary market sales of units during the current month of the trust:

Total sales	Additional Concession
(in millions)
$25 but less than $100	[ ]%
$100 but less than $150	[ ]%
$150 but less than $250	[ ]%
$250 but less than $500	[ ]%
$500 but less than $750	[ ]%
$750 but less than $1,000	[ ]%
$1,000 but less than $1,500	[ ]%
$1,500 but less than $2,000	[ ]%
$2,000 but less than $3,000	[ ]%
$3,000 but less than $4,000	[ ]%

$4,000 but less than $5,000	[ ]%
$5,000 or more	[ ]%

Dealers and other selling agents will not receive a concession on the sale of units which are not subject to a transactional sales charge, but such units will be included in determining whether the above volume sales levels are met. Eligible dealer firms and other selling agents include clearing firms that place orders and provide information with respect to the representatives who initiated such transactions. Eligible dealer firms and other selling agents will not include firms that solely provide clearing services to other broker/dealer firms or firms who place orders through clearing firms that are eligible dealers. The sponsor and the portfolio consultant, jointly and severally,  reserve the right to change the amount of concessions, additional concessions or agency commissions from time to time. Certain commercial banks may be making units available to their customers on an agency basis. A portion of the transactional sales charge paid by these customers is kept by or given to these banks.

Taxes

This section summarizes the material U.S. federal income tax consequences of owning units of the trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are treated as a partnership or S corporation for U.S. federal income tax purposes, you hold the units as other than a capital asset, you are a broker/dealer or securities trader electing mark-to-market treatment, you are a bank, thrift or other financial institution, a former citizen or resident of the United States, a tax-exempt entity, an investor whose functional currency is not the U.S. dollar, an investor who holds trust units in a tax-deferred or tax-advantaged account, an investor subject to the alternative minimum tax, a "controlled foreign corporation" or "passive foreign investment company" for U.S. federal income tax purposes, or are otherwise subject to special tax rules. In addition, this section, other than the discussions under "—Backup Withholding," "—Foreign Unitholders," and "—FATCA," does not describe your situation if you are not a "United States person" as defined in the Code. This section also does not describe any state, local or foreign tax consequences.

This discussion is only a general summary of certain U.S. federal income tax consequences of investing in the trust based on current law. The discussion does not address in detail special tax rules applicable to certain classes of investors. Such unitholders may be subject to U.S. tax rules that differ significantly from those summarized above. Also, the Internal Revenue Service could disagree with any conclusions set forth in this section. Prospective investors should consult their own tax advisors with regard to the federal tax consequences of the purchase, ownership or disposition of the trust's units, as well as the tax consequences arising under the laws of any state, foreign country or other taxing jurisdiction.

Taxation of the Trust.  The trust intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the Code. A RIC generally is not subject to U.S. federal income tax on income and gains distributed in a timely manner to its unitholders. To qualify for treatment as a RIC, the trust generally must, among other things:

(a)            derive in each taxable year at least 90% of its gross income from (i) dividends, interest, payments with respect to certain securities loans and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities or currencies, and (ii) net income derived from interests in "qualified publicly traded partnerships" (the income described in this subparagraph (a), "Qualifying Income");

(b)           diversify its holdings so that, at the end of each quarter of the trust's taxable year (or by the end of the 30-day period following the close of such quarter), (i) at least 50% of the fair market value of the trust's total assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs and other securities, with such other securities limited, in respect of any one issuer, to a value not greater than 5% of the value of the trust's total assets and to an amount not greater than 10% of the outstanding voting securities of such issuer, and (ii) not greater than 25% of the value of its total assets is invested in (x) the securities (other than U.S. government securities and the securities of other RICs) of any one issuer or of two or more issuers that the trust controls and that are engaged in the same, similar or related trades or businesses, or (y) the securities of one or more qualified publicly traded partnerships (as defined below); and

(c)            distribute with respect to each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code without regard to the deduction for dividends paid—generally, taxable ordinary income and the excess, if any, of net short-term capital gains over net long-term capital losses) and net tax-exempt interest income, for such year.

If, in any taxable year, the trust were to fail to meet the 90% gross income, diversification or distribution test, described above, the trust could in some cases cure such failure, including by paying a trust-level tax, making additional distributions, or disposing of certain assets. If the trust were ineligible to or did not cure such a failure for any taxable year, or otherwise failed to qualify as a RIC, the trust would be subject to tax on its taxable income at corporate rates, and all distributions from earnings and profits, including distributions of net tax-exempt income and net long-term capital gain (if any), would be taxable to unitholders as dividend income. In such a case, distributions from the trust would not be deductible by the trust in computing its taxable income. In addition, in order to requalify for taxation as a RIC, the trust may be required to recognize unrealized gains, pay substantial taxes and interest, and make certain distributions.

The trust expects to distribute at least annually to its unitholders all or substantially all of its investment company taxable income (computed without regard to the dividends-paid deduction) and its net capital gain (that is, the excess of its net long-term capital gains over its net short-term capital losses, in each case determined with reference to any loss carryforwards). Investment company taxable income that is retained by the trust will be subject to tax at regular corporate rates. If the trust retains any net capital gain, it will be subject to tax at regular corporate rates on the amount retained, but it may designate the retained amount as undistributed capital gains in a notice mailed within 60 days of the close of the trust's taxable year to its unitholders who, in turn, (i) will be required to include in income for U.S. federal income tax purposes, as long-term capital gain, their shares of such undistributed amount, and (ii) will be entitled to credit their proportionate shares of the tax paid by the trust on such undistributed amount against their U.S. federal income tax liabilities, if any, and to claim refunds on a properly-filed U.S. tax return to the extent the credit exceeds such liabilities. If the trust makes this designation, for U.S. federal income tax purposes, the tax basis of units owned by a unitholder of the trust will be increased by an amount equal to the difference between the amount of undistributed capital gains included in the unitholder's gross income under clause (i) of the preceding sentence and the tax deemed paid by the unitholder under clause (ii) of the preceding sentence. The trust is not required to, and there can be no assurance that the trust will, make this designation if it retains all or a portion of its net capital gain in a taxable year.

In determining the amount available to support a Capital Gain Dividend (as defined below), its taxable income and its earnings and profits, a RIC generally may elect to treat part or all of any post-October capital loss (defined as the greatest of net capital loss, net long-term capital loss, or net short-term capital loss, in each case attributable to the portion of the taxable year after October 31) or late-year ordinary loss (generally, (i) net ordinary loss from the sale, exchange or other taxable disposition of property, attributable to the portion of the taxable year after October 31, plus (ii) other net ordinary loss attributable to the portion of the taxable year after December 31) as if incurred in the succeeding taxable year.

Amounts not distributed on a timely basis in accordance with a prescribed formula are subject to a nondeductible 4% excise tax at the trust level. To avoid the tax, the trust must distribute during each calendar year an amount generally equal to the sum of (1) at least 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (2) at least 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for a one-year period generally ending on October 31 of the calendar year, and (3) all such ordinary income and capital gains that were not distributed in previous years. For purposes of the required excise tax distribution, ordinary gains and losses from the sale, exchange, or other taxable disposition of property that would be properly taken into account after October 31 are generally treated as arising on January 1 of the following calendar year. Also, for these purposes, the trust will be treated as having distributed any amount on which it is subject to corporate income tax for the taxable year ending within the calendar year.

A distribution will be treated as paid on December 31 of a calendar year if it is declared by the trust in October, November or December of that year with a record date in such a month and is paid by the trust during January of the following year. Such distributions will be taxable to unitholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received.

Capital losses in excess of capital gains ("net capital losses") are not permitted to be deducted against the trust's net investment income. Instead, potentially subject to certain limitations, the trust may carry net capital losses forward from any taxable year to subsequent taxable years to offset capital gains, if any, realized during such subsequent taxable years. Distributions from capital gains are generally made after applying any available capital loss carryforwards. Capital loss carryforwards are reduced to the extent they offset current-year net realized capital gains, whether the trust retains or distributes such gains. If the trust incurs or has incurred net capital losses, those losses will be carried forward to one or more subsequent taxable years without expiration; any such carryforward losses will retain their character as short-term or long-term.

Taxation of Trust Distributions. Distributions of investment income are generally taxable to unitholders as ordinary income. Taxes on distributions of capital gains are determined by how long the trust owned the investments that generated them, rather than how long a unitholder has owned his or her units. In general, the trust will recognize long-term capital gain or loss on investments it has owned for more than one year, and short-term capital gain or loss on investments it has owned for one year or less. Tax rules can alter the trust's holding period in investments and thereby affect the tax treatment of gain or loss on such investments. Distributions of net capital gain – the excess of net long-term capital gain over net short-term capital losses, in each case determined with reference to any loss carryforwards – that are properly reported by the trust as capital gain dividends ("Capital Gain Dividends") will be taxable to unitholders as long-term capital gains includible in net capital gain and may be taxable to individuals at reduced rates. Distributions of net short-term capital gain (as reduced by any net long-term capital loss for the taxable year) will be taxable to unitholders as ordinary income. Unitholders will be notified annually as to the U.S. federal tax status of trust distributions.

The Code generally imposes a 3.8% Medicare contribution tax on the net investment income of certain individuals whose income exceeds certain threshold amounts, and of certain trusts and estates under similar rules. The details of the implementation of this tax and of the calculation of net investment income, among other issues, are currently unclear and remain subject to future guidance. For these purposes, "net investment income" generally includes, among other things, (i) distributions paid by the trust of net investment income and capital gains as described above, and (ii) any net gain from the sale, redemption or exchange of trust units. Unitholders are advised to consult their tax advisors regarding the possible implications of this additional tax on their investment in the trust.

Distributions are taxable to unitholders even if they are paid from income or gains earned by the trust before a unitholder's investment (and thus were included in the price the unitholder paid for the trust units). Investors should be careful to consider the tax implications of buying units of the trust just prior to a distribution. The price of units purchased at this time will include the amount of the forthcoming distribution, but the distribution will generally be taxable.

Disposition of Units. Upon a sale, exchange or other disposition of trust units, a unitholder will generally realize a taxable gain or loss depending upon his or her basis in the units. Gain or loss will be treated as capital gain or loss if the units are capital assets in the unitholder's hands, and generally will be long-term or short-term capital gain or loss depending upon the unitholder's holding period for the units. Any loss realized on a sale, exchange or other disposition will be disallowed to the extent the units disposed of are replaced (including through reinvestment of dividends) within a period of 61 days beginning 30 days before and ending 30 days after the units are disposed of. In such a case, the basis of the units acquired will be adjusted to reflect the disallowed loss. Any loss realized by a unitholder on the disposition of the trust's units held by the unitholder for six months or less will be treated for tax purposes as a long-term capital loss to the extent of any distributions of Capital Gain Dividends received or treated as having been received by the unitholder with respect to such units.

Original Issue Discount. Certain debt securities may be treated as debt securities that were originally issued at a discount. Original issue discount can generally be defined as the difference between the price at which a security was issued and its stated redemption price at maturity. Original issue discount that accrues on a debt security in a given year generally is treated for U.S. federal income tax purposes as interest income that is included in the trust's income and, therefore, subject to the distribution requirements applicable to RICs, even though the Trust may not receive a corresponding amount of cash until a partial or full repayment or disposition of the debt security.

Some debt securities may be purchased by the trust at a discount that exceeds the original issue discount on such debt securities, if any. This additional discount represents market discount for U.S. federal income tax purposes (see below).

If the trust holds the foregoing kinds of securities, it may be required to pay out as an income distribution each year an amount which is greater than the total amount of cash interest the trust actually received. Such distributions may be made from the cash assets of the trust or, if necessary, by disposition of trust property including at a time when it may not be advantageous to do so. These dispositions may cause the trust to realize higher amounts of short-term capital gains (generally taxed to unitholders at ordinary income tax rates) and, in the event the trust realizes net capital gains from such transactions, its unitholders may receive a larger Capital Gain Dividend than if the trust had not held such securities.

Market Discount. If the trust purchases in the secondary market a debt security that has a fixed maturity date of more than one year from its date of issuance at a price lower than the stated redemption price of such debt security (or, in the case of a debt security issued with "original issue discount" (described below), a price below the debt security's "revised issue price"), the excess of the stated redemption price over the purchase price is "market discount." If the amount of market discount is more than a de minimis amount, a portion of such market discount must be included as ordinary income (not capital gain) by the trust in each taxable year in which the trust owns an interest in such debt security and receives a principal payment on it. In particular, the trust will be required to allocate that principal payment first to the portion of the market discount on the debt security that has accrued but has not previously been includable in income. In general, the amount of market discount that must be included for each period is equal to the lesser of (i) the amount of market discount accruing during such period (plus any accrued market discount for prior periods not previously taken into account) or (ii) the amount of the principal payment with respect to such period. Generally, market discount accrues on a daily basis for each day the debt security is held by the trust at a constant rate over the time remaining to the debt security's maturity or, at the election of the trust, at a constant yield to maturity which takes into account the semi-annual compounding of interest. Gain realized on the disposition of a market discount obligation must be recognized as ordinary interest income (not capital gain) to the extent of the accrued market discount.

Treatment of the Options. The trust’s investments in offsetting positions with respect to the Reference Index may be "straddles" for U.S. federal income tax purposes. The straddle rules may affect the character of gains (or losses) realized by the trust, and losses realized by the trust on positions that are part of a straddle may be deferred under the straddle rules, rather than being taken into account in calculating taxable income for the taxable year in which the losses are realized. In addition, certain carrying charges (including interest expense) associated with positions in a straddle may be required to be capitalized rather than deducted currently. Certain elections that the trust may make with respect to its straddle positions may also affect the amount, character and timing of the recognition of gains or losses from the affected positions.

Because only a few regulations implementing the straddle rules have been promulgated, the consequences of such transactions to the trust are not entirely clear. The straddle rules may increase the amount of short-term capital gain realized by a trust, which is taxed as ordinary income when distributed to unitholders. Because application of the straddle rules may affect the character of gains or losses, defer losses and/or accelerate the recognition of gains or losses from the affected straddle positions, the amount which must be distributed to unitholders as ordinary income or long-term capital gain may be increased or decreased substantially as compared to a Trust that did not engage in such transactions.

Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. Gain or loss is recognized on this deemed sale. Such treatment could cause the trust to have taxable income without receiving cash. In order to maintain its RIC qualification, the trust must distribute at least 90% of its income annually. If the Options are subject to Section 1256 of the Code and the trust is unable to distribute marked-to-market gains to its unitholders, the trust may lose its RIC qualification and be taxed as a regular corporation.

More generally, investments by the trust in the Options are subject to numerous special and complex tax rules. These rules could affect whether gains and losses recognized by the trust are treated as ordinary or capital, accelerate the recognition of income or gains to the trust and defer or possibly prevent the recognition or use of certain losses by the trust. The rules could, in turn, affect the amount, timing or character of the income distributed to unitholders by the trust. In addition, because the tax rules applicable to such instruments may be uncertain under current law, an adverse determination or future IRS guidance with respect to these rules (which determination or guidance could be retroactive) may affect whether the trust has made sufficient distributions and otherwise satisfied the relevant requirements (including qualifying income and diversification requirements) to maintain its qualification as a RIC and avoid a trust-level tax.   Accordingly, while the trust intends to account for such transactions in a manner it deems to be appropriate, the IRS might not accept such treatment. If it did not, the status of the trust as a regulated investment company might be affected. Further, requirements that must be met under the Code in order for the trust to qualify as a regulated investment company, including the qualifying income and diversification requirements applicable to a the trust's assets may limit the extent to which the trust will be able to engage in transactions in options, futures contracts, forward contracts, swap, and other derivative agreements.

Deductibility of Trust Expenses. Expenses incurred and deducted by the trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases a unitholder may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income. Some individuals may also be subject to further limitations on the amount of their itemized deductions, depending on their income.

Backup Withholding. The trust may be required to withhold U.S. federal income tax ("backup withholding") from dividends and capital gains distributions paid to unitholders. Federal tax will be withheld if (1) the unitholder fails to furnish the trust with the unitholder's correct taxpayer identification number or social security number, (2) the IRS notifies the unitholder or the trust that the unitholder has failed to report properly certain interest and dividend income to the IRS and to respond to notices to that effect, or (3) when required to do so, the unitholder fails to certify to the trust that he or she is not subject to backup withholding. The current backup withholding rate is 28%. Any amounts withheld under the backup withholding rules may be credited against the unitholder's U.S. federal income tax liability.

In order for a foreign investor to qualify for exemption from the backup withholding tax rates and for reduced withholding tax rates under income tax treaties, the foreign investor must comply with special certification and filing requirements. Foreign investors in the trust should consult their tax advisors in this regard.

Foreign Unitholders. Distributions that are properly designated as Capital Gain Dividends generally will not be subject to withholding of U.S. federal income tax, except as described below under "—FATCA" or above under “—Backup Withholding.” In general, dividends, other than Capital Gain Dividends, paid by the trust to a unitholder that is not a "United States person" within the meaning of the Code (such unitholder, a "foreign unitholder") are subject to withholding of U.S. federal income tax at a rate of 30% (or lower applicable treaty rate) even if they are funded by income or gains (such as portfolio interest, short-term capital gains or foreign-source dividend and interest income) that, if paid to a foreign unitholder directly, would not be subject to withholding.

For distributions with respect to RIC taxable years beginning before January 1, 2015, RICs generally were not required to withhold any amounts (i) with respect to distributions  from U.S.-source interest income of types similar to those not subject to U.S. federal income tax if earned directly by an individual foreign investor  (other than distributions (w) to an investor that did not provide a satisfactory statement that the beneficial owner was not a United States person, (x) that were attributable to certain interest on an obligation issued by the investor, or by an obligor with respect to which the investor was a "10-percent shareholder" or a related "controlled foreign corporation," or (y) to an investor that was within a foreign country that had an inadequate information exchange with the United States), to the extent such distributions were properly reported as such by the RIC in a written notice to its investors ("interest-related dividends"), or (ii) with respect to distributions of net short-term capital gains in excess of net long-term capital losses (other than distributions to an individual foreign investor who was present in the United States for a period or periods aggregating 183 days or more during the year of the distribution), to the extent such distributions were properly reported as such by the RIC in a written notice to its investors ("short-term capital gain dividends"). It is currently unclear whether Congress will extend these exemptions for distributions with respect to taxable years of a RIC beginning on or after January 1, 2015, or what the terms of such an extension would be. Foreign unitholders should contact their intermediaries regarding the application of these rules to their accounts.

If a foreign unitholder has a trade or business in the United States, and dividends from the trust are effectively connected with the conduct by the beneficial holder of that trade or business, the dividends will generally be subject to U.S. federal income taxation at regular income tax rates and, in the case of a foreign corporation, may also be subject to a branch profits tax.

In general, except as described below under "—FATCA" or above under “—Backup Withholding,” a foreign unitholder is not subject to U.S. federal income tax on gains (and is not allowed a deduction for losses) realized on the sale of units of the trust or on Capital Gain Dividends unless (i) such Capital Gain Dividend is effectively connected with the conduct of a trade or business carried on by such holder within the United States; or (ii) in the case of an individual holder, the holder is present in the United States for a period or periods aggregating 183 days or more during the year of the sale or the receipt of the Capital Gain Dividend and certain other conditions are met.

If a unitholder is eligible for the benefits of a tax treaty, any effectively connected income or gain will generally be subject to U.S. federal income tax on a net basis only if it is also attributable to a permanent establishment maintained by the unitholder in the United States.

Foreign unitholders should consult their tax advisors and, if holding units through intermediaries, their intermediaries, concerning the application of these rules to an investment in the trust.

FATCA. The Foreign Account Tax Compliance Act (“FATCA”) imposes a 30% U.S. withholding tax on certain U.S. source payments, including interest (and OID), dividends, other fixed or determinable annual or periodical gain, profits, and income, and on the gross proceeds from a disposition of property of a type which can produce U.S. source interest or dividends (“Withholdable Payments”), if paid to a foreign financial institution (including amounts paid to a foreign financial institution on behalf of a unitholder), unless such institution enters into an agreement with the Treasury to collect and provide to the Treasury certain information regarding U.S. financial account holders, including certain account holders that are foreign entities with U.S. owners, with such institution or otherwise complies with FATCA. FATCA also generally imposes a withholding tax of 30% on Withholdable Payments made to a non-financial foreign entity unless such entity provides the withholding agent with a certification that it does not have any substantial U.S. owners or a certification identifying the direct and indirect substantial U.S. owners of the entity. Under certain circumstances, a holder may be eligible for refunds or credits of such taxes.

These withholding and reporting requirements generally apply to U.S. source periodic payments and, after December 31, 2018, to payments of gross proceeds from a sale or redemption. If we (or an applicable withholding agent) determine withholding under FATCA is appropriate, we (or such agent) will withhold tax at the applicable statutory rate, without being required to pay any additional amounts in respect of such withholding. Foreign financial institutions and non-financial foreign entities located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Unitholders are urged to consult with their own tax advisors regarding the possible implications of FATCA on their investment in the trust.

Tax Shelter Disclosure. Under Treasury regulations, if a unitholder recognizes a loss on a disposition of the trust's units of $2 million or more for an individual unitholder or $10 million or more for a corporate unitholder (including, for example, an insurance company holding separate account), the unitholder must file with the IRS a disclosure statement on Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but, under current guidance, unitholders of a RIC are not excepted. This filing requirement applies even though, as a practical matter, any such loss would not, for example, reduce the taxable income of the unitholder. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer's treatment of the loss is proper. Unitholders should consult their tax advisors to determine the applicability of these regulations in light of their individual circumstances.

Expenses

The trust will pay various expenses to conduct its operations. The “Fees and Expenses Table” shows the estimated amount of these expenses.

The sponsor will receive a fee from the trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of [$____] per unit. The trustee will deduct this amount from the trust’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for the trust in non-interest bearing accounts. The trust will reimburse the portfolio consultant, supervisor, evaluator and sponsor for providing portfolio consulting services, supervisory services, for evaluating your portfolio and for providing bookkeeping and administrative services. Our reimbursements may exceed the costs of the services we provide to the trust. All of these fees may adjust for inflation without your approval.

The trust will pay its general operating expenses. The trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, fees for on-going portfolio consulting services as well as licensing services, costs of taking action to protect the trust, costs of indemnifying the trustee, the portfolio consultant and the sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. The trust may pay the costs of updating its registration statement each year. The trustee will deposit cash to pay trust expenses. If the amount of cash deposited is insufficient to pay the trust’s expenses, the trust may sell securities to pay the trust expenses.

The trust is responsible for the annual operating expenses including the fee to the trustee, general operating expenses, portfolio consulting and licensing fees. The trust may pay the costs of updating its registration statement each year. The trustee may sell securities to pay trust expenses.

Experts

Legal Matters. Morrison & Foerster LLP, New York, New York, acts as counsel for the trust. Richards, Layton & Finger, P.A., as special Delaware counsel to the trust, will give a legal opinion as to the validity of the units.

Independent Registered Public Accounting Firm.[________________], independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

Additional Information

This prospectus does not contain all the information in the registration statement that the trust filed with the Commission. The Information Supplement, which was filed with the Commission, includes more detailed information about the securities in your portfolio, investment risks and general information about the trust. You can obtain the Information Supplement by contacting us or the Commission as indicated on the back cover of this prospectus. This prospectus incorporates the Information Supplement by reference (it is legally considered part of this prospectus).

Report of Independent Registered Public Accounting Firm

UNITHOLDERS

ALAIA Market Linked Trust

We have audited the accompanying statement of financial condition, including the trust portfolio on pages [  ] and [  ], of ALAIA Market Linked Trust, Series 2-[1], as of ____________, 2015, the initial date of deposit. The statement of financial condition is the responsibility of the trust’s sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the trust’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of ____________, 2015. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ALAIA Market Linked Trust, Series 2-[1], as of ____________, 2015, in conformity with accounting principles generally accepted in the United States of America.

____________, 2015

ALAIA MARKET LINKED TRUST, SERIES 2-[1]
STATEMENT OF FINANCIAL CONDITION AS OF ____________, 2015

INVESTMENT IN SECURITIES

Contracts to purchase Treasury Obligations (1)(2)	$
Accrued interest to first settlement date (1)
Value of the Options (1)
Cash(3)(4)
Total
$

LIABILITIES AND INTEREST OF INVESTORS

Liabilities:

Accrued interest payable to sponsor (1)
Organization costs (3)
Creation and Development fee (4)

Interest of investors:

Cost to investors (6)
Less: sales fee (5)(6)
Less: organization costs (3)(6)

Net interest of investors

Total
Number of units	$

Net asset value per unit	$

(1)
The trust invests in a portfolio of Options and Treasury Obligations. Aggregate cost of the securities is listed under the “Portfolio” and is based on their underlying value. The trustee will advance the amount of net interest accrued to the first settlement date to the trust for distribution to the sponsor as unitholder of record as of such date.

(2)
Cash or an irrevocable letter of credit has been deposited with the trustee covering the funds (aggregating $__________) necessary for the purchase of securities in the trust represented by purchase contracts.

(3)
A portion of the public offering price represents an amount of cash sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $[  ] per unit for the trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the trust’s inception date to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the sponsor and deducted from the assets of the trust.

(4)	The trust is committed to pay a creation and development fee of $[ ] per unit for each unit sold during the initial public offering period.
(5)	On the inception date, the total sales fee, inclusive of the creation and development fee,is [ %] of the public offering price per unit.
(6)	The aggregate cost to investors includes the applicable sales fee assuming no reduction of sales fees.

ALAIA [S&P 500® Index] Outcome Solution

ALAIA Market Linked Trust, Series 2-[1]

(A unit investment trust that is a series of the ALAIA Market Linked Trust)

Prospectus

____________, 2015

Call Us:
(203) 309-5800

Contact us by e-mail:
info@alaiacapital.com

Call The Bank of New York Mellon:
(800) 428-8890

Additional Information
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-mail: publicinfo@sec.gov
Write: Public Reference Section
Washington, D.C. 20549
Visit: http://www.sec.gov
(EDGAR Database)
Call:1-202-551-8090 (only for information on the operation of the Public Reference Section)
ALAIA [S&P 500® Index] Outcome Solution ALAIA Market Linked Trust, Series 2-[1]
Securities Act file number: 333-206806
Investment Company Act file number: 811-23095

ALAIA [S&P 500® Index] Outcome Solution

ALAIA Market Linked Trust, Series 2-[1]

Information Supplement

This Information Supplement provides additional information concerning the trust series described in the prospectus for the ALAIA Market Linked Trust series identified above. This Information Supplement should be read in conjunction with the prospectus. It is not a prospectus. It does not include all of the information that an investor should consider before investing in the trust.

It may not be used to offer or sell units of the trust without the prospectus. This Information Supplement is incorporated into the prospectus by reference and has been filed as part of the registration statement with the Securities and Exchange Commission (the “Commission”).

Investors should obtain and read the prospectus prior to purchasing units of the trust. You can obtain the prospectus without charge by contacting your financial professional or by contacting Alaia Capital, LLC at 10 Corbin Drive, Darien Connecticut 06820 at (203) 309-5800 or by email at info@alaiacapital.com. This Information Supplement is dated as of the date of the prospectus.

Contents

General Information	2
Investment Objective and Policies	3
Risk Factors	4
Trust Administration	7
Portfolio Transactions and Brokerage Allocation	13
Purchase, Redemption and Pricing of Units	13
Performance Information	17

General Information

The trust is one of a series of separate unit investment trusts created under the name ALAIA Market Linked Trusts and registered under the Investment Company Act of 1940. The trust was created as a Delaware statutory trust organized in series on the inception date described in the prospectus under the laws of the state of Delaware. The trust was formed under the master trust agreement (the “master trust agreement”) by and among Beech Hill Securities, Inc. (as depositor), Alaia Capital, LLC (as portfolio consultant, evaluator and supervisor) and The Bank of New York Mellon (as trustee).  For each separate trust series created under the master trust agreement by means of a series trust agreement (a “series trust agreement”), Beech Hill Securities, Inc. will act as depositor/sponsor, Alaia Capital, LLC will act as portfolio consultant, evaluator and supervisor and The Bank of New York Mellon will act as series trustee, unless otherwise indicated in the applicable prospectus for the trust series.  Each series trust agreement incorporates the standard terms and conditions of trust for ALAIA market linked trust among Beech Hill Securities, Inc., as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor.  Any reference below in this information supplement to the “trust agreement” means the master trust agreement and the applicable series trust agreement, as the context requires.

When the trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. Additional units of the trust may be issued from time to time by depositing in the trust additional securities (or contracts for the purchase thereof together with cash or irrevocable letters of credit) or cash (including a letter of credit or the equivalent) with instructions to purchase additional securities. As additional units are issued by the trust as a result of the deposit of additional securities by the sponsor, the aggregate value of the securities in the trust will be increased and the fractional undivided interest in the trust represented by each unit will be decreased. The sponsor may continue to make additional deposits of securities into the trust, provided that such additional deposits will be in amounts, which will generally maintain the existing relationship among the principal amounts and number of contracts in such trust. Thus, although additional units will be issued, each unit will generally continue to represent the same principal amount and number of contracts of each security. If the sponsor deposits cash to purchase additional securities, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the deposit and the purchase of the securities and because the trust will pay any associated brokerage fees. This may impact the proportional relationship of the securities and impact the trust’s ability to achieve the investment objective.

The trustee has not participated in the selection of the securities deposited in the trust and has no responsibility for the composition of the trust portfolio.

Each unit initially offered represents an undivided interest in the related trust. To the extent that any units are redeemed by the trustee or additional units are issued as a result of additional securities being deposited by the sponsor, the fractional undivided interest in the trust represented by each unredeemed unit will increase or decrease accordingly, although the actual interest in such trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the trustee by unitholders, which may include the sponsor, or until the termination of the trust agreement.

The trust consists of (a) the securities listed under “Portfolio” in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in the trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales fee attributable to such failed contract to all unitholders on the next distribution date. The term “securities,” as used above, includes the Options agreements.

Investment Objective and Policies

The investment objective of the trust is described in the prospectus in the individual trust section. The trust invests in a portfolio consisting of the components described in the prospectus. There is, of course, no guarantee that the trust will achieve its objective.

The trust is a unit investment trust and is not an “actively managed” fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of the trust, however, will not be actively managed and, therefore, the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

The sponsor may not alter the portfolio of the trust by the purchase, sale or substitution of securities, except in special circumstances as provided in the trust agreement. Thus, the assets of the trust will generally remain unchanged under normal circumstances. The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer or counterparty having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the supervisor the retention of such securities would be detrimental to the trust.

The trustee may sell securities, designated by the portfolio consultant or the supervisor, from the trust for the purpose of redeeming units of such trust tendered for redemption and the payment of expenses.

In addition, if the trust has elected to be taxed as a regulated investment company, the trustee may dispose of certain securities and take such further action as may be needed from time to time to ensure that the trust continues to satisfy the qualifications of a regulated investment company, including the requirements with respect to diversification under Section 851 of the Code, and as may be needed from time to time to avoid the imposition of any tax on the trust or undistributed income of the trust as a regulated investment company.

Because certain of the securities in the trust may from time to time under certain circumstances be sold, exercised, redeemed, mature in accordance with their terms, terminate or otherwise liquidated and because the proceeds from such events will be distributed to unitholders and will not be reinvested, no assurance can be given that the trust will retain for any length of time its present size and composition. Neither the sponsor nor the trustee shall be liable in any way for any default, failure or defect in any security. In the event of a failure to deliver any security that has been purchased for the trust under a contract (“Failed Securities”), the sponsor is authorized under the trust agreement to direct the trustee to acquire other securities (“Replacement Securities”) to make up the original corpus of such trust.

The Replacement Securities must be purchased within 20 days after delivery of the notice that a contract to deliver a security will not be honored and the purchase price may not exceed the amount of funds reserved for the purchase of the Failed Securities. The Replacement Securities must be securities of the type selected for the trust and must not adversely affect the federal income tax status of the trust.

The Replacement Securities for failed Treasury Obligations (i) shall be bonds, debentures, notes or other straight debt obligations (whether secured or unsecured and whether senior or subordinated) without equity or other conversion features, with fixed maturity dates substantially the same as those of the Failed Securities, having no warrants or subscription privileges attached; (ii) shall be payable in United States currency; (iii) shall not be “when, as and if issued” obligations or restricted securities; (iv) shall be issued after July 18, 1984 if interest thereon is United States source income; (v) shall be issued or guaranteed by an issuer subject to or exempt from the reporting requirements under Section 13 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) (or similar provisions of law) or in effect guaranteed, directly or indirectly, by means by of a lease agreement, agreement to buy securities, services or products, or other similar commitment of the credit of such an issuer to the payment of the Replacement Securities; and (vi) shall not cause the units of the related trust to cease to be rated “AAA” by Standard & Poor’s, a division of The McGraw-Hill Companies, Inc. if the units are so rated. For the Treasury Obligations, the purchase price of the Replacement Securities (exclusive of accrued interest) shall not exceed the principal attributable to the Failed Securities.

Whenever a Replacement Security is acquired for the trust, the trustee shall notify all unitholders of the trust of the acquisition of the Replacement Security and shall, on the next monthly distribution date which is more than 30 days thereafter, make a pro rata distribution of the amount, if any, by which the cost to the trust of the Failed Security exceeded the cost of the Replacement Security. Once all of the securities in the trust are acquired, the trustee will have no power to vary the investments of the trust, i.e., the trustee will have no managerial power to take advantage of market variations to improve a unitholder’s investment.

If the right of limited substitution described in the preceding paragraphs is not utilized to acquire Replacement Securities in the event of a failed contract, the sponsor will refund the sales fee attributable to such Failed Securities to all unitholders of the trust and the trustee will distribute the cash attributable to such Failed Securities not more than 30 days after the date on which the trustee would have been required to purchase a Replacement Security. In addition, unitholders should be aware that, at the time of receipt of such cash, they may not be able to reinvest such proceeds in other securities at a return equal to or in excess of the return which such proceeds would have earned for unitholders of such trust.

In the event that a Replacement Security is not acquired by the trust, the income for such trust may be reduced. Whether or not a Replacement Security for a Treasury Obligation is acquired, an amount equal to the accrued interest (at the coupon rate of the failed Treasury Obligation) will be paid to unitholders of the trust to the date the sponsor removes the failed Treasury Obligation from the trust if the sponsor determines not to purchase a Replacement Security or to the date of substitution if a Replacement Security is purchased. All such interest paid to unitholders which accrued after the date of settlement for a purchase of units will be paid by the sponsor. In the event a Replacement Security could not be acquired by a trust, the net annual interest income per unit for such trust would be reduced.

To the best of the sponsor’s knowledge, there is no litigation pending as of the trust’s inception in respect of any security that might reasonably be expected to have a material adverse effect on the trust. At any time after the trust’s inception, litigation may be instituted on a variety of grounds with respect to the securities. The sponsor is unable to predict whether any such litigation may be instituted, or if instituted, whether such litigation might have a material adverse effect on the trust. The sponsor and the trustee shall not be liable in any way for any default, failure or defect in any security.

Risk Factors

Market risk is the risk that the value of the securities in the trust will fluctuate. This could cause the value of your units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security’s issuer, perceptions of the issuer, or ratings on a security. While the Options are related to the performance of the Reference Index, the return on the Options depends on the level of the Reference Index at the Options Expiration Date. The Options Expiration Date is [Date]. Even though we supervise your portfolio, you should remember that we do not manage your portfolio. The trust will not sell a security solely because the market value falls as is possible in a managed fund.

Options risk. The value of the Options will be affected by, among others, changes in the level of the Reference Index and its constituents, changes in interest rates, changes in the actual and implied volatility, as well as in dividend yields, of the Reference Index and the Reference Index constituents, and the remaining time to the Option Expiration Date. The value of the Options does not increase and decrease at the same rate as the level of the Reference Index (although they generally move in the same direction). However, as an Option approaches its expiration date, its value increasingly moves with the value of the Reference Index. The trust may experience substantial downside from specific option positions and certain option positions may expire worthless.

Reference Index performance. The Options represent indirect positions in the Reference Index and are subject to changes in value as the level of the Reference Index rises or falls. The settlement value of the Options is based on the level of the Reference Index on the Option Expiration Date, and will be substantially determined by market conditions and the level of the Reference Index and the value of the Reference Index constituents as of such time. The level of the Reference Index will fluctuate over time based on changes in the value of the Reference Index constituents, which may be impacted by changes in general economic conditions, expectations for future economic growth and corporate profits, and interest rates in the United States. The trust seeks to provide target returns or losses on the price performance of the Reference Index.

Credit Risk is the risk that a security’s issuer or counterparty is unable to meet its obligation on the security.  The trust’s ability to achieve its investment objective will depend upon the ability of the Options Counterparty to meet its obligations. An Option involves a risk of non-payment by the Options Counterparty as a result of the insolvency of the Options Counterparty or other factors, including political or economic events. If the Options Counterparty defaults on any payment that becomes due to the trust, the trust may have to liquidate any collateral posted by the Options Counterparty covering its obligations under the Options and may suffer losses, be unable to achieve its investment objective and it may result in a reduction in the value of your units.  If the Options Counterparty becomes insolvent and the trust is owed a net payment on the Options from the Options Counterparty, the trust may not be able to recover any such amounts owed, other than such amounts under the collateral posted by the Options Counterparty covering its obligations under the Options.  If the Options Counterparty becomes insolvent and the trust owes a net payment on the Options to the Options Counterparty, the Options may be terminated early and the trust may be required to make this payment prior to the Options Expiration Date.  This could result in a loss to the trust on the Options prior to the Options Expiration Date where a loss may not have otherwise been experienced if the Options were held to the Options Expiration Date.

Capped upside and partial downside protection. The maximum gain or loss for units purchased on the trust’s inception date and held for the life of the trust is based on the price performance of the Reference Index, subject to the Maximum Amount per Unit. If the level of the Reference Index increases more than approximately [ ]% over the Initial Reference Level as of the Options Expiration Date, the value of units purchased on the trust’s inception date and held for the life of the trust will be capped at the Maximum Amount per Unit and their performance may be less than the performance of the Reference Index. Because the Buffer is designed to protect only against Reference Index declines relative to the Initial Reference Level over the life of the trust of approximately [ ]%, unitholders may experience significant losses on their investment and potentially a substantial loss of investment, if the Reference Index declines by more than this amount. These amounts are subject to reductions in the amount of the annual trust fees and expenses. The trust’s ability to provide enhanced return, a capped upside at the Maximum Amount per Unit and partial downside protection is dependent on unitholders purchasing units at the trust’s inception and holding until the Series Mandatory Dissolution Date. You may realize a gain or loss that is higher or lower than the intended gains or losses as a result of redeeming units prior to the Series Mandatory Dissolution Date, or because of increases in potential tax-related expenses and other expenses of the trust or otherwise.

Interest Rate Risk is the risk that the value of securities will fall if interest rates increase. The Treasury Obligations typically fall in value when interest rates rise and rise in value when interest rates fall.  Securities with longer periods before maturity are often more sensitive to interest rate changes. The securities in the trust may be subject to a greater risk of rising interest rates due to the current period of historically low rates.

U.S. Treasury Obligations.  U.S. Treasury obligations are direct obligations of the United States which are backed by the full faith and credit of the United States.  The value of the Treasury Obligations will be adversely affected by decreases in bond prices and increases in interest rates.  Certain Treasury Obligations may have been purchased on the trust’s inception date at prices of less than their face value at maturity, indicating a market discount.  Certain Treasury Obligations may have been purchased on the trust’s inception date at prices greater than their par value at maturity, indicating a market premium. The interest rate of Treasury Obligations purchased at a market discount was lower than current market interest rates of newly issued bonds of comparable rating and type and the coupon interest rate of Treasury Obligations purchased at a market premium was higher than current market interest rates of newly issued bonds of comparable rating and type.  Generally, the value of bonds purchased at a market discount will increase in value faster than the value of bonds purchased at a market premium if interest rates decrease.  Conversely, if interest rates increase, the value of bonds purchased at a market discount will decrease faster than bonds purchased at a market premium.  All or a portion of the Treasury Obligations held by the trust will be segregated by the trustee as collateral in order to secure the trust’s obligation to pay under the Options.

Early Option termination by Options Counterparty. Upon certain circumstances laid out in the Option agreements, the Options may be terminated early upon determination by the Options Counterparty as described under “Principal Investment Strategy”. An early termination of the Options may result in the early termination of the trust and/or the trust being unable to achieve its investment objective and result in a reduction in the value of your units.

Liquidity Risk is the risk that the value of a security will fall if trading activity in the security is limited or absent.  No one can guarantee that a liquid trading market will exist for any Option because these securities generally trade in the over-the-counter market (they are not listed on a securities exchange).  There may not be any secondary market for the Options. Upon issuance, the Options will not have an established trading market and were not registered by the issuer under the Securities Act of 1933. This could adversely affect the trust and the value of units.

Sale of Trust Property to pay Trust Expenses. Distributions of interest from the Treasury Obligations may be insufficient to meet any or all expenses of the trust. If the cash balances in the income and capital accounts are insufficient to provide for the payment of expenses and other amounts payable by the trust, the trust may sell trust property to pay such amounts. These sales may result in losses to unitholders and the inability of the trust to meet its investment objective.

Legislation risk. Tax legislation proposed by the President or Congress, tax regulations proposed by the U.S. Treasury or positions taken by the Internal Revenue Service (the “IRS”) could affect the value of the trust by changing the taxation or tax characterizations of the portfolio securities, or dividends and other income paid by or related to such securities. Congress has considered such proposals in the past and may do so in the future. Various legislative initiatives will be proposed from time to time in the United States and abroad which may have a negative impact on certain of the securities represented in the trust. No one can predict whether any legislation will be proposed, adopted or amended by Congress and no one can predict the impact that any other legislation might have on the trust or its portfolio securities.

Tax Risk. The trust intends to elect and to qualify each year to be treated as a RIC under Subchapter M of the U.S. Internal Revenue Code of 1986, as amended (the “Code”).  As a RIC, the trust will not be subject to U.S. federal income tax on the portion of its net investment income and net capital gain that it distributes to unitholders, provided that it satisfies certain requirements of the Code. If the trust did not qualify as a RIC for any taxable year and certain relief provisions were not available, the trust’s taxable income would be subject to tax at the trust level and to a further tax at the shareholder level when such income is distributed. In such event, in order to re-qualify for taxation as a RIC, the trust might be required to recognize unrealized gains, pay substantial taxes and interest and make certain distributions. This would cause investors to incur higher tax liabilities than they otherwise would have incurred and would have a negative impact on trust returns. In such event, the trust may reorganize, close or materially change its investment objective and strategies.

The trust’s investments in offsetting positions with respect to the Reference Index may affect the character of gains or losses realized by the trust under the Code’s “straddle” rules and may increase the amount of short-term capital gain realized by the trust.  Such short-term capital gain is taxed as ordinary income when distributed to unitholders. As a result, the amount which must be distributed to unitholders as ordinary income may be increased substantially as compared to a trust that did not engage in such transactions. Accordingly, unitholders could have a lower after-tax return from investing in the trust than investing directly in an asset replicating the Reference Index.

Under Section 1256 of the Code, certain types of exchange-traded options are treated as if they were sold (i.e., “marked to market”) at the end of each year. Gain or loss is recognized on this deemed sale. Such treatment could cause the trust to recognize taxable income without receiving cash. In order to maintain its RIC qualification, the trust must distribute at least 90% of its income annually. If the Options are subject to Section 1256 of the Code, and the trust is unable to distribute marked-to-market gains to its unitholders, the trust may lose its RIC qualification and be taxed as a regular corporation.

Implied volatility risk is the risk that the value of the Options may change with the implied volatility of the Reference Index and the Reference Index constituents. No one can predict whether implied volatility will rise or fall in the future.

The potential return is limited. The maximum amount of the units is limited to the Maximum Amount per Unit. Unitholders will not benefit from any positive return of the Reference Index in excess of the return that will cause the Maximum Amount per Unit to be reached.

The public offering price at which you purchase units will affect the return on your units. The public offering price will vary over time. Therefore, two unitholders purchasing at different times who hold until the Series Mandatory Dissolution Date (or otherwise redeem on the same day) would experience different returns. All else being equal, unitholders purchasing at a higher price will experience a lesser return (or greater loss) than unitholders who purchased at a lower price. In the same manner, the Maximum Amount per Unit and Maximum Loss per Unit will affect unitholders differently depending on their public offering price.

Valuation Risk. Under certain circumstances, current market prices may not be available with respect to the Options. Under those circumstances, the value of the Options will require more reliance on the judgment of the evaluator than that required for securities for which there is an active trading market. This creates a risk of mispricing or improper valuation of the Options, which could impact the value received or paid for the of units.

Potential for loss of initial investment. The trust does not provide principal protection and you may not receive a return of the capital you invest.

No FDIC guarantee. An investment in the trust is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Risks related to the Reference Index

The Index Sponsor may adjust the Reference Index in a way that affects its level, and the Index Sponsor has no obligation to consider your interests.  The Index Sponsor can add, eliminate, or substitute Reference Index constituents or make other methodological changes that could change its level.  A new security included in the Reference Index may perform significantly better or worse than the replaced security, and the performance will affect the level of the Reference Index.  Additionally, the Index Sponsor may alter, discontinue, or suspend calculation or dissemination of the Reference Index.  Any of these actions could adversely affect the level of the Reference Index and consequently, the value of the units.  The Index Sponsor will have no obligation to consider your interests in calculating or revising the Reference Index.

You will have no rights as a unitholder, you will have no rights to receive any of the Reference Index constituents, and you will not be entitled to dividends or other distributions by the issuers of these securities.  The units are not equity instruments, shares of stock, or securities of any other issuer.  Investing in the units will not make you a holder of any of the Reference Index constituents.  You will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to those securities.  As a result, the return on the units may not reflect the return you would realize if you actually owned those securities and received the dividends paid or other distributions made in connection with them.  Additionally, the level of the Reference Index reflects only the prices of the Reference Index constituents and do not take into consideration the value of dividends paid on those securities.  The units will be paid in cash and you have no right to receive delivery of any of these securities.

Trust Administration

Distributions to Unitholders. Income received by the trust, if any, including the part of the proceeds of any disposition of Treasury Obligations which represents accrued interest, is credited by the trustee to the income account for the trust. All other receipts are credited by the trustee to a separate capital account for the trust. The trustee will normally distribute any income received by the trust on each distribution date or shortly thereafter to unitholders of record on the preceding record date. The trust will also generally make required distributions or distributions to avoid imposition of tax at the end of each year if it has elected to be taxed as a “regulated investment company” for federal tax purposes. There is no assurance that any actual distributions will be made since any income received may be used to pay expenses. In addition, excess amounts from the capital account of the trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the capital account and not distributed until the next distribution date applicable to the capital account. The trustee shall be required to make a distribution from the capital account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $10.00 per unit. The trustee is not required to pay interest on funds held in the capital or income accounts (but may itself earn interest thereon and therefore benefits from the use of such funds).

Because income is not received by the trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. A person who purchases units will commence receiving distributions, if any, only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business the selling broker-dealer provides such notice.

The trustee will periodically deduct from the income account of the trust and, to the extent funds are not sufficient therein, from the capital account of the trust amounts necessary to pay the expenses of the trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the trust. Amounts so withdrawn shall not be considered a part of the trust’s assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the income and capital accounts of the trust such amounts as may be necessary to cover redemptions of units.

Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

The accounts of the trust are required to be audited annually, at the related trust’s expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants’ report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of the trust a statement, covering the calendar year, setting forth for the trust:

(A)         As to the income account:

(1)	the amount of income, if any, received on the securities (including income received as a portion of the proceeds of any disposition of securities);

(2)	the amounts paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the income account for payment into the reserve account;

(4)
the deductions for applicable taxes and fees and expenses of the trustee, the depositor, the portfolio consultant, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)
the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(6)	the deductions for payment of the depositor’s expenses of maintaining the registration of the trust units, if any;

(7)	the aggregate distributions to unitholders, if any; and

(8)
the balance remaining after such deductions and distributions, if any, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year;

(B)         As to the capital account:

(1)	the net proceeds received due to sale, maturity, redemption, liquidation or disposition of any of the securities, excluding any portion thereof credited to the income account;

(2)	the amount paid for purchases of replacement securities or for purchases of securities otherwise pursuant to the trust agreement, if any, and for redemptions;

(3)	the deductions, if any, from the capital account for payments into the reserve account;

(4)
the deductions for payment of applicable taxes and fees and expenses of the trustee, the portfolio consultant, the depositor, the evaluator, the supervisor, counsel, auditors and any other expenses paid by the trust;

(5)	the deductions for payment of the depositor’s expenses of organizing the trust;

(6)
the amounts reserved for purchases of contract securities, for purchases made pursuant to replace failed contract securities or for purchases of securities otherwise pursuant to the trust agreement, if any;

(7)	the deductions for payment of deferred sales fee, if any, and creation and development fee, if any;

(8)	the deductions for payment of the sponsor’s expenses of maintaining the registration of the trust units, if any;

(9)	the aggregate distributions to unitholders, if any; and

(10)
the balance remaining after such distributions and deductions, if any, expressed both as a total dollar amount and as a dollar amount per unit outstanding on the last business day of such calendar year; and

(C)         the following information:

(1)	a list of the securities held as of the last business day of such calendar year, if any, and a list which identifies all securities sold or other securities acquired during such calendar year, if any;

(2)	the number of units outstanding on the last business day of such calendar year;

(3)	the unit value based on the last trust evaluation of such trust made during such calendar year; and

(4)
the amounts actually distributed during such calendar year, if any, from the income and capital accounts, separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for such distributions.

Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate the trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of the trust. No unitholder shall have the right to control the operation and management of the trust in any manner, except to vote with respect to the amendment of the trust agreement or dissolution of the trust.

Amendment and Dissolution. The trust agreement may be amended from time to time by the sponsor, the portfolio consultant, the evaluator and supervisor and the trustee or their respective successors, without the consent of any of the unitholders, (i) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent with any other provision contained in the trust agreement, (ii) to change any provision required by the Commission, the Commodity Futures Trading Commission or any other governmental or self-regulatory agency with jurisdiction as to the trust, (iii) to make such other provision in regard to matters or questions arising under the trust agreement as shall not materially adversely affect the interests of the unitholders or (iv) to make such amendments as may be necessary (a) for the trust to continue to qualify as a regulated investment company for federal income tax purposes if the trust has elected to be taxed as such under the Code, or (b) to prevent the trust from being deemed an association taxable as a corporation for federal income tax purposes if the trust has not elected to be taxed as a regulated investment company under the Code.

The trust agreement may not be amended, however, without the consent of all unitholders then outstanding, so as (1) to permit, except in accordance with the terms and conditions thereof, the acquisition hereunder of any securities or the execution of any Derivative Agreement (as defined in the trust agreement) other than those specified in the schedules to the trust agreement or (2) to reduce the percentage of units the holders of which are required to consent to certain of such amendments. The trust agreement may not be amended so as to reduce the interest in the trust represented by units without the consent of all affected unitholders. Except for the amendments, changes or modifications described above, neither the portfolio consultant, evaluator and sponsor nor the trustee or their respective successors may consent to any waiver of any unitholder’s rights or any other amendment, change or modification of the trust agreement without the giving of notice and the obtaining of the approval or consent of unitholders representing at least 66 2/3% of the units then outstanding of the affected trust. No amendment may reduce the aggregate percentage of units the holders of which are required to consent to any waiver of any unitholder’s rights or any other amendment, change or modification of the trust agreement without the consent of the unitholders of all of the units then outstanding of the affected trust and in no event may any amendment be made which would (1) alter the rights to the unitholders as against each other, (2) provide the trustee with the power to engage in business or investment activities other than as specifically provided in the trust agreement, (3) adversely affect the tax status of the trust for federal income tax purposes or result in the units being deemed to be sold or exchanged for federal income tax purposes or (4) unless the trust has elected to be taxed as a regulated investment company for federal income tax purposes, result in a variation of the investment of unitholders in the trust. The trustee will notify unitholders of the substance of any such amendment.

The trust agreement provides that the trust shall dissolve upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the Series Mandatory Dissolution Date. If the value of the trust shall be less than the applicable minimum value stated in the prospectus (generally 40% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor and the portfolio consultant, jointly and severally, dissolve the trust. The trust may be dissolved at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor and the portfolio consultant, jointly and severally, may dissolve the trust if it is based on a security index and the index is no longer maintained. The trust will be dissolved by the trustee in the event that a sufficient number of units of the trust not yet sold are tendered for redemption by the sponsor, so that the net worth of the trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the trust. If the trust is dissolved because of the redemption of unsold units by the sponsor, the sponsor will refund to each purchaser of units the entire sales fee paid by such purchaser.

Beginning nine business days prior to, but no later than, the Series Mandatory Dissolution Date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the dissolution of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

The sponsor will generally instruct the trustee to sell the securities as quickly as practicable during the dissolution proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after the trust’s dissolution. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the dissolution proceedings.

Within a reasonable period after dissolution, the trustee will sell any securities remaining in the trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof their pro rata share of the balances remaining in the income and capital accounts of the trust.

The sponsor may, but is not obligated to, offer for sale units of a subsequent series of the trust at approximately the time of the Series Mandatory Dissolution Date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price that includes a reduced sales fee. There is, however, no assurance that units of any new series of the trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

The Trustee. The trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 848-6468. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of the trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in the trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising the trust.

Under the trust agreement, the trustee or any successor trustee may resign and be discharged of the trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor and the portfolio consultant.

The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor and portfolio consultant, jointly and severally, upon receiving notice of such resignation are obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. In case at any time the trustee shall not meet the requirements set forth in the trust agreement, or shall become incapable of acting, or if a court having jurisdiction in the premises shall enter a decree or order for relief in respect of the trustee in an involuntary case, or the trustee shall commence a voluntary case, under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or any receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) for the trustee or for any substantial part of its property shall be appointed, or the trustee shall generally fail to pay its debts as they become due, or shall fail to meet such written standards for the trustee’s performance as shall be established from time to time by the sponsor and portfolio consultant, jointly and severally, or if the sponsor and the portfolio consultant, jointly and severally, determine in good faith that there has occurred either (1) a material deterioration in the creditworthiness of the trustee or (2) one or more grossly negligent acts on the part of the trustee with respect to the trust, the sponsor and portfolio consultant, jointly and severally, upon sixty days’ prior written notice, may remove the trustee and appoint a successor trustee, as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the successor trustee. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

The Sponsor. The sponsor of the trust is Beech Hill Securities, Inc. The sponsor is a broker-dealer specializing in providing services to broker-dealers, registered representatives, investment advisers and other financial professionals. The sponsor is registered under the Exchange Act as a broker-dealer. The sponsor is a member of the Financial Industry Regulatory Authority, Inc. The principal office of the sponsor is 880 Third Avenue, 16th Floor, New York, New York  10022.

If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee or the portfolio consultant may (a) appoint a successor sponsor, including a successor depositor who may be an affiliate of the portfolio consultant, at rates of compensation deemed by the trustee and the portfolio consultant to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Commission, (b) terminate the trust agreement and dissolve any trust as provided therein, or (c) continue to act as trustee or portfolio consultant, as applicable, without terminating the trust agreement.

The Portfolio Consultant, Evaluator and Supervisor. Alaia Capital, LLC serves as portfolio consultant, evaluator and supervisor. The portfolio consultant, evaluator and supervisor may resign at any time.  Each of the evaluator and supervisor may be removed by the depositor, jointly and severally with the portfolio consultant, or, if no depositor is acting, the trustee. In the event of a resignation of the portfolio consultant, evaluator and supervisor, the depositor, or, if no depositor is acting, the trustee, is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor. If upon resignation no successor has accepted appointment within thirty days after notice of resignation, the portfolio consultant shall act as evaluator and supervisor, as applicable.  If no portfolio consultant is acting, then the evaluator or supervisor, as applicable, may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such resignation or removal and appointment shall be mailed by the trustee to each unitholder.

Limitations on Liability. The sponsor, portfolio consultant, evaluator and supervisor are liable for the performance of their obligations arising from their responsibilities under the trust agreement but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith, willful misconduct or its reckless disregard for its duties thereunder. The sponsor, portfolio consultant, evaluator and supervisor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith, willful misconduct or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith, willful misconduct or its reckless disregard for its obligations under the trust agreement.

Trust Expenses. The sponsor will not charge the trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

The sponsor will receive a fee from the trust for creating and developing the trust, including determining the trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The amount of this “creation and development fee” is set forth in the prospectus. The trustee will deduct this amount from the trust’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

The trustee receives for its services that fee set forth in the prospectus. The trustee’s fee which is calculated and paid monthly is based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the capital and income accounts since these accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee’s compensation for its services to the trust is expected to result from the use of these funds.

The supervisor will charge the trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

For evaluation of the securities in the trust, the evaluator shall receive an evaluation fee in an amount not to exceed that amount set forth in the prospectus. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

For portfolio consulting services to the trust, including as it relates to any Options or derivative contracts, the portfolio consultant shall receive a portfolio consulting fee in an amount not to exceed that amount set forth in the prospectus. Such fee shall be based on the total number of units of the related trust outstanding as of January 1 for any annual period, except during the initial offering period the fee will be based on the units outstanding at the end of each month.

The trustee’s fee, supervisor’s fee, portfolio consultant’s fee and evaluator’s fee are deducted from the income account of the related trust to the extent funds are available and then from the capital account. Each such fee (other than any creation and development fee) may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

The following additional charges are or may be incurred by the trust: (a) fees for the trustee’s extraordinary services; (b) expenses of the trustee (including legal and auditing expenses and reimbursement of the cost of advances to the trust for payment of expenses and distributions, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard of its obligations under the trust agreement; (f) indemnification of the sponsor and of the portfolio consultant, evaluator and supervisor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement or other agreements; and (g) expenditures incurred in contacting unitholders upon dissolution of the trust. The fees and expenses set forth herein are payable out of the trust and, when owing to the trustee, are secured by a lien on the trust. If the balances in the income and capital accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. The trust may pay the costs of updating its registration statement each year.

Portfolio Transactions and Brokerage Allocation

When the trust sells trust property, the composition and diversity of the trust property in the trust may be altered. In order to obtain the best price for the trust, it may be necessary for the portfolio consultant to specify minimum amounts in which blocks of securities are to be sold or in which minimum quantities of Options may be terminated. In effecting purchases and sales of the trust property, the portfolio consultant may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trustee, the sponsor, the portfolio consultant, or dealers participating in the offering of units.

Purchase, Redemption and Pricing of Units

Public Offering Price. Units of the trust are offered at the public offering price thereof. The public offering price per unit is equal to the net asset value per unit plus organization costs plus the applicable sales fee referred to in the prospectus. The initial sales fee is equal to the difference between the maximum sales fee and the total creation and development fee. The sales fee as a percentage of the public offering price and the net amount invested is set forth in the prospectus. The creation and development fee is a fixed dollar amount and will be collected at the end of the initial offering period as described in the prospectus. Units sold or redeemed prior to such time as the entire applicable creation and development fee has been collected will not be assessed the remaining creation and development fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing the trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Commission and states, the initial audit of the trust portfolio, legal fees, licensing fees, if any, and the initial fees and expenses of the trustee and the portfolio consultant. These costs will be deducted from the trust as of the end of the initial offering period or after six months, if earlier. Certain broker-dealers may charge a transaction fee for processing unit purchases.

As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date the trust was created was made on the basis of an evaluation of the securities in the trust prepared by the evaluator. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of regular trading on the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of regular trading on the New York Stock Exchange on each such day as discussed in the prospectus. Orders received by the trustee, sponsor or authorized financial professionals for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price as discussed in the prospectus.

The public offering price per unit of the trust on the date of the prospectus or on any subsequent date will vary from the amount stated under “Summary Information” in the prospectus in accordance with fluctuations in the prices of the underlying securities. Net asset value per unit is determined by dividing the value of the trust’s portfolio securities, cash and other assets, less all liabilities, by the total number of units outstanding. We generally seek to determine the value of the Options using the last price for the Options or based on the methodology described in the prospectus under “How To Buy Units”.  For the Treasury Obligations, The value is generally determined during the initial offering period based on the aggregate offering side evaluation. After the initial offering period ends, the value of the Treasury Obligations is generally determined based on the bid side evaluations. The aggregate bid and offering side evaluations of the securities shall be determined (a) on the basis of current bid or offering prices of the securities, (b) if bid or offering prices are not available for any particular security, on the basis of current bid or offering prices for comparable securities, (c) by determining the value of securities on the bid or offer side of the market by appraisal, or (d) by any combination of the above.

The foregoing evaluations and computations shall be made as of the close of regular trading on the New York Stock Exchange, on each business day commencing with the trust’s inception date of the securities, effective for all sales made during the preceding 24-hour period.

The interest on the Treasury Obligations deposited in a trust, less the related fees and expenses, will accrue daily.  The amount of net interest income which accrues per unit may change as securities mature or are redeemed, exchanged or sold, or as the expenses of a trust change or the number of outstanding units of a trust changes. We determined the initial prices of the securities shown under “Portfolio” in the prospectus on the date of the prospectus. On the first day we sell units we will compute the unit price at the time the registration statement filed with the Commission becomes effective.

Although payment is normally made three business days following the order for purchase, payments may be made prior thereto. A person will become the owner of units on the date of settlement provided payment has been received. Cash, if any, made available to the sponsor prior to the date of settlement for the purchase of units may be used in the sponsor’s business and may be deemed to be a benefit to the sponsor, subject to the limitations of the Exchange Act.

Accrued Interest.  Accrued interest is the accumulation of unpaid interest on a Treasury Obligation from the last day on which interest thereon was paid. Interest on Treasury Obligations generally is paid monthly or semi-annually although a trust accrues such interest daily. Because of this, a trust always has an amount of interest earned but not yet collected by the trustee. For this reason, with respect to sales settling subsequent to the first settlement date, the public offering price of units of a trust will have added to it the proportionate share of accrued interest to the date of settlement. Unitholders will receive on the next distribution date of a trust the amount, if any, of accrued interest paid on their units.

In an effort to reduce the amount of accrued interest which would otherwise have to be paid in addition to the public offering price in the sale of units to the public, the trustee will advance the amount of accrued interest as of the first settlement date and the same will be distributed to the sponsor as the unitholder of record as of the first settlement date. Consequently, the amount of accrued interest to be added to the public offering price of units will include only accrued interest from the first settlement date to the date of settlement, less any distributions from the income account subsequent to the first settlement date.

Because of the varying interest payment dates of securities, accrued interest at any point in time will be greater than the amount of interest actually received by the applicable trusts and distributed to unitholders. Therefore, there will always remain an item of accrued interest that is added to the value of the units. If a unitholder sells or redeems all or a portion of his units, he will be entitled to receive his proportionate share of the accrued interest from the purchaser of his units.  Since the trustee has the use of the funds held in the income account for distributions to unitholders and since such account is non-interest-bearing to unitholders, the trustee benefits thereby.

Comparison of Public Offering Price and Redemption Price . As of the trust’s inception date, the public offering price per unit exceeded the redemption price at which units could have been redeemed by the amount of the sales fee. For a variety of reasons (including fluctuations in the market prices of the securities and the fact that the public offering price includes a sales fee), the amount realized by a unitholder upon any redemption of units may be less than the price paid for such units.

Public Distribution of Units. The sponsor intends to qualify the units for sale in a number of states. Units will be sold through dealers who are members of the Financial Industry Regulatory Authority, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the public offering price as set forth in the prospectus. Certain commercial banks may be making units available to their customers on an agency basis. The sponsor reserves the right to change the discounts from time to time.

We currently provide, at our own expense and out of our own profits, additional compensation and benefits to firms who sell units of this trust and our other products. This compensation is intended to result in additional sales of our products and/or compensate firms for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of our products by the intermediary or its agents, the placing of our products on a preferred or recommended product list and access to an intermediary’s personnel. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representations or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of our products. We make such payments to a substantial majority of intermediaries that sell our products. We may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing or purchasing trading systems to process unit trades. Payments of such additional compensation described in this paragraph and the volume concessions described above, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend our products, including this trust, over other products. These arrangements will not change the price you pay for your units. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units. The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

Profits of Sponsor. The sponsor will receive gross sales fees equal to the percentage of the offering price of the units of the trust and may pay a portion of such sales fees to dealers and agents. In addition, the sponsor may realize a profit or a loss resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily evaluation of the securities in the trust.

Market for Units. After the initial offering period, while not obligated to do so, the sponsor may, subject to change at any time, maintain a market for units of the trust offered hereby and to continuously offer to purchase said units at the net asset value determined by the evaluator, provided that the repurchase price will not be reduced by any organization costs during the initial offering period. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its unit investment trust division office.

Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Computation of Redemption Price,” as of the close of regular trading on the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire creation and development fee on such units has been collected will not be assessed the amount of the remaining creation and development fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

Under regulations issued by the IRS, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder’s tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the IRS and may be recovered by the unitholder only when filing a tax return. Under normal circumstances, the trustee obtains the unitholder’s tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.” In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing interest shall be withdrawn from the income account of the trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the capital account for the trust.

The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold, the size of the trust will be, and the diversity of the trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption or dissolution may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption or dissolution.

The trustee is irrevocably authorized in its discretion, if the sponsor does not elect to purchase any unit tendered for redemption, in lieu of redeeming such units, to sell such units in the over-the-counter market for the account of tendering unitholders at prices which will return to the unitholders amounts in cash, net after brokerage commissions, transfer taxes and other charges, equal to or in excess of the redemption price for such units. In the event of any such sale, the trustee shall pay the net proceeds thereof to the unitholders on the day they would otherwise be entitled to receive payment of the redemption price.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposition by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The redemption price for units of the trust is computed by the evaluator as of the evaluation time stated in the prospectus next occurring after the tendering of a unit for redemption and on any other business day desired by it, by:

A
Adding: (1) the cash on hand in the trust other than cash deposited in the trust to purchase securities not applied to the purchase of such securities and (2) the aggregate value of each issue of the securities held in the trust as determined by the evaluator as described above;

B.
Deducting therefrom (1) amounts representing any applicable taxes or governmental charges payable out of the trust and for which no deductions have been previously made for the purpose of additions to the reserve account; (2) an amount representing estimated accrued expenses, including but not limited to fees and expenses of the trustee (including legal and auditing fees), the evaluator, the sponsor, the portfolio consultant, the supervisor and counsel, if any; (3) cash held for distribution to unitholders of record as of the business day prior to the evaluation being made; and (4) other liabilities incurred by the trust, provided that the redemption price will not be reduced by any remaining creation and development fee or organization costs during the initial offering period; and

C.	Finally dividing the results of such computation by the number of units of the trust outstanding as of the date thereof.

Retirement Plans. The trust may be suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from Federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust may lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

Ownership of Units. Ownership of units will not be evidenced by certificates. Units may be purchased in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places.

Performance Information

Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of the trust strategy or the actual performance of the trust may be included from time to time in other prospectuses or advertising material and may reflect sales fees and expenses of the trust.

Contents of Registration Statement

This Registration Statement comprises the following papers and documents:
The facing sheet
The prospectus
The signatures
The consents of the initial evaluator, independent public accountants and legal counsel

The following exhibits:

1.1
Master Trust Agreement by and among Beech Hill Securities, Inc., as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(a) to the registration statement on Form N-8B-2 of ALAIA Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

1.1.1
Form of Standard Terms and Conditions of Trust for ALAI Market Linked Trust by and among Beech Hill Securities, Inc., as depositor, The Bank of New York Mellon, as trustee, and Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor (incorporated by reference to Exhibit A(1)(c) to the registration statement on Form N-8B-2 of ALAIA Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

1.1.2
Form of Series Trust Agreement by and among Beech Hill Securities, Inc., as depositor, Alaia Capital, LLC, as portfolio consultant, evaluator and supervisor, and The Bank of New York Mellon, as trustee (incorporated by reference to Exhibit A(1)(b) to the registration statement on Form N-8B-2 of ALAIA Market Linked Trust (File No. 811-23095) as filed on September 3, 2015)

1.2
Certificate of Incorporation of Beech Hill Securities, Inc. (incorporated by reference to Exhibit A(6)(a) to the registration statement on Form N-8B-2 of ALAIA Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

1.3
Bylaws of Beech Hill Securities, Inc. (incorporated by reference to Exhibit A(6)(b) to the registration statement on Form N-8B-2 of ALAIA Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

2.2
Form of Code of Ethics of Beech Hill Securities, Inc. (incorporated by reference to Exhibit A(11) to the registration statement on Form N-8B-2 of ALAIA Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

3.1	Opinion of counsel as to legality of securities being registered (to be filed by amendment)

4.1	Consent of evaluator (to be filed by amendment)

4.2	Consent of independent auditors (to be filed by amendment)

6.1
List of Officers of Beech Hill Securities, Inc. (incorporated by reference to Exhibit E to the registration statement on Form N-8B-2 of ALAIA Market Linked Trust (File No.: 811-23095) as filed on September 3, 2015)

99.1	Power of Attorney (previously filed)

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, ALAIA Market Linked Trust, has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 30th day of November, 2015.

ALAIA Market Linked Trust

By Beech Hill Securities, Inc.

By:	/s/Vincent Iannuzzi
Name: Vincent Iannuzzi
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, the Sponsor, Beech Hill Securities, Inc., has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York and State of New York on the 30th day of November, 2015.

Beech Hill Securities, Inc.

By:	/s/Vincent Iannuzzi
Name: Vincent Iannuzzi
Title: Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on the 30th day of November, 2015.

Title		Signature

Chief Executive Officer and Director		*
Name: Joseph B. Weiss

Chief Financial Officer, Principal Accounting
Officer and Director		/s/ Vincent Iannuzzi
Name: Vincent Iannuzzi

Chairman of the Board of Directors		*
Name: Paul S. Cantor

Director		*
Name: Stephen Steglitz

	*By:	/s/ Vincent Iannuzzi
Name: Vincent Iannuzzi
Title: Attorney-in-Fact